Filed Pursuant to Rule 424(b)(3) Registration No. 333-102890

PROSPECTUS

6,745,442 SHARES OF COMMON STOCK

DATATEC SYSTEMS, INC.

The selling stockholders listed in this prospectus are offering and selling from time to time up to 6,745,442 shares of common stock of Datatec Systems, Inc. We will not receive any of the proceeds from such sale.

Our common stock is listed on The Nasdaq SmallCap Market under the symbol "DATC." The last reported bid price for the common stock on May 27, 2003 was $1.33 per share.

The selling stockholders may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

Our principal executive offices are located at 23 Madison Road, Fairfield, New Jersey 07004, and our telephone number there is (973) 808-4000.

This investment involves a high degree of risk. See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any State securities commission has determined whether this prospectus is truthful or complete. They have not made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 29, 2003.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
RISK FACTORS	7
FORWARD-LOOKING STATEMENTS	15
USE OF PROCEEDS	16
DIVIDEND POLICY	16
PRICE RANGE OF COMMON STOCK	16
SELECTED CONSOLIDATED FINANCIAL DATA	18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19
BUSINESS	40
MANAGEMENT	48
PRINICIPAL STOCKHOLDERS	54
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	56
SELLING STOCKHOLDERS	57
PLAN OF DISTRIBUTION	61
DESCRIPTION OF OUR CAPITAL STOCK BEING REGISTERED	63
SHARES ELIGIBLE FOR FUTURE SALE	66
LEGAL MATTERS	67
EXPERTS	67
WHERE YOU CAN FIND MORE INFORMATION	68
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	69

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus.

OUR COMPANY

We are in the business of providing rapid and accurate technology deployment services and licensing software tools, designed to accelerate the delivery of complex Information Technology (IT) solutions for technology providers and enterprises. We market our services primarily to large original equipment manufacturers, systems integrators, independent software vendors, telecommunications carriers and service providers as well as to a select number of Fortune 2000 customers in the United States and Canada. Our deployment services include the following: (i) the process of "customizing" internetworking devices such as routers and switches, and computing devices such as servers and workstations to meet the specific needs of the user, (ii) the process of integrating these hardware devices as well as integrating operational and application software on a network to ensure they are compatible with the topology of the network and all legacy systems, and (iii) the physical process of installing technology on networks.

We are incorporated in Delaware and our common stock is traded on The Nasdaq SmallCap Market under the symbol "DATC." Our executive offices are located at 23 Madison Road, Fairfield, New Jersey 07004. Our telephone number is (973) 808-4000.

THE OFFERING
Common stock to be offered by the selling stockholders	6,745,442 Shares

Common stock to be outstanding after this offering	43,292,268 Shares

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling stockholders and we are not offering any shares for sale under this prospectus, but we may receive proceeds from the exercise of warrants held by certain of the selling stockholders. We will apply such proceeds, if any, toward working capital. See "Use of Proceeds."

Nasdaq SmallCap Market symbol	DATC

This prospectus relates solely to the sale of 6,745,442 shares of our common stock:

  Issuable upon conversion of $2 million aggregate principal amount of subordinated secured convertible debentures issued in a private placement completed in April 2002 which are convertible at any time, at the option of the holders thereof, and issued in exchange for the cancellation of registration defaults in connection with the private placement.

  Issuable upon exercise of warrants to purchase an aggregate of 270,000 shares of common stock issued in a private placement completed in April 2002 which are exercisable at any time, at the option of the holders thereof, at a price for each share of common stock equal to $1.416.

  Issuable upon exercise of warrants to purchase an aggregate of 75,000 shares of common stock issued to a financial advisor in connection with a private placement completed in April 2002, and subsequently assigned to a third party, which are exercisable at any time, at the option of the holder thereof, at a price for each share of common stock equal to $1.44.

  Issuable upon exercise of warrants to purchase an aggregate of 15,000 shares of common stock issued to a consultant in connection with a consulting agreement which are exercisable at any time, at the option of the holder thereof, at a price for each share of common stock equal to $0.98.

  Issued in connection with the exchange of 100,000 shares of Series A preferred stock of eDeploy.com, Inc., our wholly owned subsidiary, in November 2001.

SUMMARY FINANCIAL DATA

Our summary historical consolidated financial information presented as of and for each of the five years ended April 30, 2002 was derived from our audited consolidated financial statements. Our summary historical financial data presented as of January 31, 2003 and for the nine months ended January 31, 2002 and 2003 were derived from our unaudited consolidated financial statements. Operating results for the nine months ended January 31, 2002 and 2003 are not necessarily indicative of the results that may be expected for a full year. This information should be read in conjunction with the historical financial statements and related notes contained in the annual, quarterly and other reports we filed with the SEC or included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	For the Fiscal Year Ended April 30,					For the Nine Months Ended January 31,

Consolidated Statement of Operations	1998(a)	1999(a)	2000(a)	2001(a)	2002(a)	2002(a)	2003

	(in thousands except share and per share data)

Revenue	$76,804	$90,019	$93,298	$96,150	$75,299	$53,898	$91,550
Cost of Revenue	47,208	62,615	66,388	79,957	51,426	37,815	70,257

Gross Margin	29,596	27,404	26,910	16,193	23,873	16,803	21,293
Selling, general and Administrative Expenses	29,079	31,096	27,316	33,232	24,118	17,500	16,072

Operating Income (Loss)	517	(3,692)	(406)	(17,039)	(245)	(1,417)	5,221
Interest Expense	(2,135)	(1,853)	(1,680)	(1,715)	(2,125)	(1,525	(2,671)

Income (Loss) before Income Taxes and Minority Interest	(1,618)	(5,545)	(2,086)	(18,754)	(2,370)	(2,942)	2,550
Income Taxes	400	--	--	--	--	--	--
Minority Interest	--	(315)	--	(682)	(318)	(318)	--

Income from continuing operations (loss)	(1,218)	(5,860)	(2,086)	(19,436)	(2,688)	(3,260)	2,550
Income from discontinued operations (loss)	(2,768)	--	--	--	--	--	--

Net Income (Loss)	$ (3,986)	$ (5,860)	$ (2,086)	$ (19,436)	$ (2,688)	$ (3,260)	$ 2,550

NET INCOME (LOSS) PER SHARE - BASIC & DILUTED
Loss from continuing operations per share	(0.05)	--	--	--	--	--	--
Loss from discontinued operations per share	(0.10)	--	--	--	--	--	--

NET INCOME (LOSS) PER SHARE - BASIC & DILUTED	$ (0.15)	$ (0.20)	$ (0.07)	$ (0.58)	$ (0.08)	$ (0.09)	$ 0.07

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES - BASIC	26,451,000	29,517,000	31,541,000	33,608,000	35,162,000	34,919,000	35,878,000

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES - DILUTED	26,451,000	29,517,000	31,541,000	33,608,000	35,162,000	34,919,000	36,101,000

	As of April 30,					As of January 31,

Consolidated Balance Sheet Data	1998	1999	2000	2001	2002	2003

	(in thousands)

Working capital (deficit)	$ 1,022	$ (3,057)	$ 10,351	$ (6,396)(b)	$(3,243)(b)	$ (1,112)(d)
Total Assets	37,813	38,926	50,796	38,314	35,846	61,287
Total Long-term debt	2,415	607	226	1,428	2,873	1,414
Total stockholders' equity (deficit)	10,468	8,975	14,838	(3,629)	3,978 (c)	6,949

(a) As retroactively adjusted. See note 2 to the Consolidated Financial Statements included elsewhere herein.
(b) Includes a $3.0 million term loan due in 2003, required under loan agreement to be classified as current.
(c) Includes conversion of minority interest to common stock investment during fiscal 2002.
(d) Includes a $1.2 million term loan due in 2003, required under loan agreement to be classified as current.

RISK FACTORS

The purchase of our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before deciding to invest in our common stock.

Because our liquidity has been historically limited and we need additional financing, our inability to secure such financing could prevent us from satisfying our cash requirements and staying in business.

As of January 31, 2003, we had cash and cash equivalents of $155,000. We had a working capital deficit of approximately ($1,112,000) at January 31, 2003 and we have had a previous history of limited working capital. We anticipate, based on currently proposed plans and assumptions relating to our operations, that our existing capital resources will not be sufficient to satisfy our anticipated cash requirements. As of May 19, 2003, we had borrowed the maximum available under our credit facility arrangement with IBM Credit Corporation. IBM Credit Corporation has informed us that it is not prepared to extend our credit facility any further. There can be no assurance that any additional financing will be available to us on acceptable terms, if at all. Our inability to secure the necessary financing could result in our defaulting under our credit facility with IBM Credit Corporation. If we are unable to raise additional capital or are unable to further renegotiate our credit facility with IBM Credit Corporation we may not be able to continue as a going concern.

We incurred losses during the previous five fiscal years and we may not achieve or maintain profitability.

We have incurred net losses of $2,688,000 for the fiscal year ended April 30, 2002 and $19,436,000 for the fiscal year ended April 30, 2001. We may not generate sufficient revenues to meet our expenses or to operate profitably in the future.

We have recently been in violation of certain covenants in our credit facility and cannot guarantee that we will maintain compliance with the covenants which could result in the immediate acceleration of the facility.

On seven recent occasions since January 2001, we have been in violation of certain covenants in our credit facility. If we fail to comply with the loan covenants in the future, our lender could accelerate the entire amount outstanding under our credit facility. In November 2000, our wholly owned subsidiary, Datatec Industries Inc., replaced its existing credit facility with a $21 million credit facility arrangement with IBM Credit Corporation consisting of (i) an $18 million three year revolving credit facility (line of credit) and (ii) a $3 million three year term loan payable in monthly installments of principal and interest. Datatec Industries' obligations under the credit facility are guaranteed by us and certain of our subsidiaries. In January 2001, Datatec Industries was not in compliance with certain covenants of the credit facility. As a result, IBM agreed to amend the credit facility agreement which provided for the following: (a) reduction in the line of credit to $14 million (which was subsequently increased to $16 million on July 25, 2001), (b) revision of the covenants to reflect current business conditions and (c) increase in the interest rates in the revolver and term loans to prime plus 3.0% and 3.5%, respectively. In July 2001, Datatec Industries was again not in compliance with the new covenants in the amended credit facility agreement. As a result, on July 26, 2001, IBM agreed to a second amendment to the credit facility agreement under which IBM waived certain covenants Datatec Industries had previously violated. After again failing to comply with covenants in the amended credit facility, IBM agreed to a third amendment to the credit facility on December 14, 2001. On March 14, 2002, IBM agreed to a fourth amendment to the credit facility whereby IBM waived certain covenants that were violated by Datatec Industries and increased the interest rate on the term loans to prime plus 4.25%. IBM agreed to three more waivers to certain covenants in the credit facility on July 30, 2002, November 5, 2002 and March 14, 2003, respectively.

On April 14, 2003 IBM agreed to further amend the credit facility to: (i) extend the expiration date of the facility to August 2004 from August 2003; (ii) provide a maximum availability of (a) $29 million until May 31, 2003; (b) $25 million until December 31, 2003; (c) $20 million until March 31, 2004; and (d) $15 million until August 1, 2004; (iii) lower the interest charges to prime plus 1.75% from prime plus 4.25% and (iv) alter certain financial covenants. In view of Datatec Industries' failure to comply with the covenants in its credit facility arrangement, no assurance can be given that Datatec Industries will be able to comply with the revised loan covenants in the future. In the event we default under the credit facility, we may not be able to continue as a going concern.

You will experience immediate dilution with respect to your shares if shares become available for sale as a result of the conversion of certain subordinated secured convertible debentures and the exercise of warrants and additional dilution when we raise more capital.

The conversion of debentures and exercise of warrants recently issued to Halifax Fund, L.P. and Palladin Opportunity Fund, L.L.C. will have a dilutive effect on our existing stockholders. In April 2002, we issued to Halifax and Palladin $2,000,000 aggregate principal amount of subordinated secured convertible debentures at a conversion price for each share of common stock equal to the lower of $1.16 or the average of the two lowest closing prices of the common stock on the principal market during the twenty consecutive days ending with the last trading day prior to the date of conversion. We also issued to Halifax and Palladin warrants to purchase an aggregate of 270,000 shares of common stock at an exercise price of $1.416 per share of common stock. We have included in this prospectus 4,921,162 shares of common stock issuable upon conversion of the debentures and exercise of the warrants. This number of shares assumes a conversion price of $0.43. In the event that the share price of the common stock falls below $0.43, we would be required to issue additional shares resulting in additional dilution. While we have certain redemption rights if the price of the common stock falls below $0.65, there can be no assurances that we will be able to exercise these rights. In addition, the agreement with Halifax and Palladin contains a requirement for us to have effected the registration of a sufficient number of shares of our common stock by July 2, 2002 or incur penalties. Although we filed the required registration statement with the SEC within the required time period, such registration statement was not declared effective within the required time period and as such, we were in default of our registration rights agreement with Halifax and Palladin and have incurred certain penalties. In exchange for the cancellation of penalties totaling approximately $662,490 incurred through February 27, 2003, we issued an aggregate of 669,794 shares of our common stock to Halifax and Palladin.

On April 28, 2003, we raised an aggregate gross proceeds of $5.0 million in a private placement of our common stock. In connection with the placement, we issued 4,000,000 shares of our common stock, warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.625 per share to the investors, and warrants to purchase 480,000 shares of common stock to the placement agent of the offering at $1.75 per share. The exercise of the warrants issued in the private placement will have a dilutive effect on our existing stockholders. We also agreed to file a registration statement with the SEC, to register the resale of those shares within 45 days of April 28, 2003 and to have such registration statement become effective within 90 days of April 28, 2003, or we will incur penalties. If we fail in our registration obligations we will incur certain cash penalties.

On May 1, 2003, we issued warrants to purchase 200,000 shares of our common stock in connection with our acquisition of Millennium Care. We also agreed to issue additional shares of common stock if certain revenue targets are met by Millennium during calendar year 2003 and 2004. If Millennium achieves qualified revenue of over $6 million (Canadian) in calendar year 2003 or $10 million (Canadian) in calendar year 2004, we would be required to issue additional shares of our common stock in an amount equal to 40% of any such excess for calendar year 2003 and 35% of any such excess for calendar year 2004. The exercise of the warrants issued in connection with the acquisition of Millennium Care and the issuance of shares of common stock in the event revenue targets are met, will have a dilutive effect on our existing stockholders.

If we raise additional funds through future financings you may experience further dilution.

The large amount of our total outstanding debt and our obligation to service that debt could divert necessary funds from operations, give an advantage to our competitors and limit our ability to react to market or industry conditions.

As of April 30, 2003, we had outstanding debt of approximately $31.4 million. Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

  We may not be able to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes.

  Our less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations.

  We could be more vulnerable in the event of a downturn in our business that would leave us less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

Our quarterly results have fluctuated in the past and will likely continue to fluctuate making it difficult to predict revenues and results of operations in the future.

Our quarterly operating results have varied in the past, and may vary significantly in the future, depending on factors that include the following:

  market acceptance of new or enhanced versions of our services;

  changes in our customer mix and changes in the level of our operating expenses;

  the gain or loss of significant customers; and

  personnel changes and economic conditions in general and in the information technology industry in particular.

Any unfavorable change in these or other factors could have a material adverse effect on our operating results for a particular quarter. Changes in such factors also make the prediction of revenue and results of operations on a quarterly basis difficult, and performance forecasts derived from such predictions unreliable.

We have also experienced large fluctuations in sales from quarter-to-quarter due to substantial sales to customers in the retailing industry. Typically, these customers delay improvements and enhancements during the fourth quarter of the calendar year to avoid costly interruptions during the holiday sales season.

The complex nature and large size of the projects we undertake could result in lower than expected sales volume for an extended period of time and have a negative impact on our operating results.

Due to the complex nature and large size of implementation projects that we are now pursuing, there is a longer lead time between the initiation of prospective business and the consummation of a transaction, if any. The lead time between the initiation of a prospective client and the consummation of a transaction is typically approximately nine to twelve months. As such, there are likely to be substantial fluctuations in sales volume from month-to-month and quarter-to-quarter. The fluctuations in our operating results increase our risk of failure, especially given our present level of working capital. As a result, if we experience lower than expected sales volume for an extended period of time, it may have a material adverse effect on our business, financial condition and results of operations.

We face substantial competition in our industry sector from companies that have larger and greater financial, technical and marketing capabilities, which may hinder our ability to compete successfully.

We may not be able to successfully compete against current and future competitors, causing us to lose market share. We compete with a number of other companies involved in the design, configuration, installation, integration, deployment and servicing of computer networking technologies. The market for such services is highly fragmented, intensely competitive and rapidly changing. Some of our competitors have significantly greater resources and better brand-name recognition than us. In addition, there are relatively low barriers to entry in these markets and new competition may arise either from expansion by established companies or from new emerging companies. Increased competition may result in pressure for price reductions and related reductions in gross margins and market share. In addition to direct competition, we face indirect competition from our existing and potential future customers, many of which internally design, integrate and deploy their own technologies for their particular needs, and therefore may be reluctant to use services offered by independent providers such as us.

The following are the competitive factors that we believe will have a significant effect on our ability to compete successfully:

  To achieve our goal of larger market share, we must continue to enhance our existing services, introduce new service offerings, recruit and train additional deployment and engineering staff, and recruit and train sales and marketing professionals.

  We believe that our ability to increase profit margins depends upon a number of factors both within and beyond our control, including performance, price, quality and breadth of services.

  We believe that our ability to successfully educate prospective customers as to the advantages of our services is vital to the recruitment of companies who internally design, integrate and deploy their own technologies for their particular needs.

We depend on strategic alliances and indirect customers to market our services which account for approximately twenty-nine percent of our revenue. If we do not successfully develop and maintain these relationships, our revenue will decrease.

A major part of our growth strategy is to market our services in part through indirect customers and strategic alliances with systems manufacturers, systems integrators, independent software developers/distributors and telecommunications carriers that utilize our services to provide joint solutions to customers. Services marketed through our strategic alliances and indirect customers accounted for approximately $20.4 million of our revenues during the fiscal year ended April 30, 2002. The loss of these strategic alliances and indirect customers would result in a significant decline in revenues. We have entered into a non-exclusive agreement with Cisco Systems, Inc., pursuant to which we have agreed to provide implementation services to customers of Cisco. Cisco may terminate its agreement with us at any time, with or without cause. Termination of the Cisco agreement, or any similar agreement, may have a material adverse effect on our business, financial condition and results of operations. Because we utilize and will continue to utilize indirect customers and strategic alliances as a significant distribution channel, we are subject to the risk that our indirect customers or strategic partners will discontinue or decrease their use of our services for reasons unrelated to the quality or price of, or demand for, our services. We are also subject to the risk that the demand for products and services sold by our indirect customers or strategic partners will decline, which could have a material adverse effect on our results of operations.

Because a small number of customers account for a substantial portion of our revenues, the loss of any of these customers could cause our revenues to decline substantially.

During each of the past two fiscal years, sales of our services to a limited number of customers have accounted for a substantial percentage of our total net sales. Our 15 largest customers accounted for approximately 82% of our revenues for the year ended April 30, 2002 and approximately 82% of our revenues for the year ended April 30, 2001. For the year ended April 30, 2002, one customer accounted for approximately 30% of revenues. For the year ended April 30, 2001, two customers accounted for approximately 27% and 21% of revenues, respectively. This concentration of customers can cause our net sales and earnings to fluctuate from quarter-to-quarter, based on the requirements of our customers and the timing of delivery of services. Although the particular customers are likely to change from period to period, we believe that large orders from a limited number of customers will continue to account for a substantial portion of our revenues in any fiscal period. In any period, the unexpected loss of or decline in net sales from a major customer, or the failure to generate significant revenues from other customers, could have a material adverse effect on our financial results.

Although we have and will continue to disclose backlog for our services, such services could be canceled, reduced or delayed resulting in less than expected revenues.

From time to time, we disclose an amount of backlog for our services, which typically consists of purchase orders, written agreements and other oral agreements with customers for which a customer has scheduled the provision of services within the next 12 months. Orders included in backlog may be canceled or rescheduled by customers without penalty. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders that were previously made or anticipated. We cannot assure the timely replacement of canceled, delayed or reduced orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could materially adversely affect our business, financial condition and results of operations. Backlog should not be relied upon as indicative of our revenues for any future period.

Our ability to sell our products and services and grow our business could be significantly impaired if we lose the services of key personnel.

Our success depends in large part upon the abilities of our senior management, including, Isaac Gaon, our Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Gaon or any other member of senior management could have a material adverse effect on our business. We have an employment agreement with Mr. Gaon which expires on April 30, 2006. The employment agreement may be terminated by us for cause or by Mr. Gaon for good reason. Our future success and growth also depends on our ability to continue to attract, motivate and retain highly qualified employees, including those with the technical, managerial, sales and marketing expertise necessary to operate our business. Competition for personnel in the configuration, integration and deployment services industry is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. Departures and additions of key personnel may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

We depend upon unionized labor for the deployment of our services. Any work stoppages or labor disturbances could disrupt our business.

A significant percentage of our deployment force is employed under contracts with the International Brotherhood of Electrical Workers and the International Brotherhood of Electrical Workers Local 3 that expire on December 31, 2004. Our union employees are responsible for the deployment of our services. Any work stoppages or other labor disturbances could harm our business.

Our inability to protect our intellectual property rights could prevent us from selling our services and hinder our financial performance.

Most of our intellectual property consists of proprietary or confidential information that is not subject to patent protection. Existing trade secret laws offer only limited protection. The steps that we have taken to protect these proprietary rights may not be adequate to deter misappropriation.

Although we do not believe that we are infringing the intellectual property rights of others, there can be no assurance that such claims will not be asserted. Any such litigation could be costly and divert management's attention, either of which could have a material adverse effect on our business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from selling our services, any one of which would hinder our financial performance and our ability to compete.

The share price of our common stock has historically been volatile. You may be unable to sell our stock on favorable terms to you if this volatility persists.

The market price of our common stock is very volatile, with per share closing bids ranging from a low of approximately $.46 to a high of approximately $9.13 over the period from May 1, 2000 to the date of this prospectus. Announcements by us or by our competitors of technological or other innovations for new commercial products or services developments concerning propriety rights or governmental regulations, changes in financial estimates by securities analysts, or general conditions in the economy or the market for our services, some of which may be unrelated to our performance and beyond our control, may have a significant effect on our business and on the market price of our securities. Sales of a substantial number of shares by existing security holders could also have an adverse effect on the market price of our securities. The stocks of many technology companies have experienced extreme price and volume fluctuations unrelated to the operating performance of those companies.

Our business could be harmed if there is no favorable resolution to legal proceedings commenced against us by Petsmart, Inc.

If we do not prevail in a lawsuit commenced by Petsmart, Inc. or if we do not enter into a settlement with Petsmart on terms favorable to us, our business could be harmed. On September 22, 2000, Petsmart filed a complaint against us in the Superior Court of Maricopa County, Arizona. Petsmart has alleged that it has been damaged by our failure to satisfactorily complete work contemplated by an agreement between the parties. Damages were unspecified. At a settlement meeting held on April 17, 2002, discussions were held in which Petsmart proposed a series of settlement offers under which we would pay damages ranging between $7,000,000 and $8,000,000. In a letter to us dated May 3, 2002, Petsmart proposed settlement offers under which we would pay damages ranging between $5,000,000 and $7,000,000. On March 7, 2003, Petsmart filed an Offer of Judgment offering to settle the litigation for a payment of $2,300,000. We believe that we have meritorious defenses to the claims and we intend to defend ourselves vigorously. We have further counter-claimed against Petsmart for amounts owing to us under the contract. These amounts have been reserved as part of the allowance for uncollectable accounts. At present, depositions are being conducted by both parties to the lawsuit. A trial date has been set for August 2003.

Anti-takeover effects of certain Charter provisions, our Rights Agreement and Delaware law may negatively affect the ability of a potential buyer to purchase all or some of our stock at an otherwise advantageous price, which may limit the price investors are willing to pay for our common stock.

Our Charter, Rights Agreement (commonly referred to as a "poison pill") and Delaware law contain certain provisions that may have anti-takeover effects which may have a negative effect on the price investors are willing to pay for our common stock.

Our Charter, among other things,

  prevents stockholders from calling a special meeting of stockholders;

  prohibits cumulative voting in the election of directors;

  prohibits stockholder action by written consent; and

  provides for removal of directors by stockholders only for cause.

Moreover, our Charter authorizes the issuance of a maximum of 4,000,000 shares of preferred stock. Therefore, the rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have a dilutive effect on the holdings of our current stockholders.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended, which restricts certain business combinations with interested stockholders even if such a combination would be beneficial to all stockholders. In general, Section 203 would require a two-thirds vote of stockholders for any business combination (such as a merger or sale of all or substantially all of our assets) between us and an "interested stockholder" unless such transaction is approved by a majority of the disinterested directors or meets certain other requirements. These provisions could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or may otherwise discourage a potential acquiror from attempting to obtain control of us.

We have adopted a "poison pill" that grants holders of our common stock preferential rights in the event of an unsolicited takeover attempt. These rights are denied to any stockholder involved in the takeover attempt and this has the effect of requiring cooperation with our Board of Directors. This may also prevent an increase in the market price of our common stock resulting from actual or rumored takeover attempts. The poison pill could also discourage potential acquirors from making unsolicited acquisition bids.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus. Factors that can cause or contribute to these differences include those described under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus that would cause actual results to differ before making an investment decision.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling stockholders and we are not offering any shares for sale under this prospectus, but we may receive proceeds from the exercise of warrants held by the selling stockholders. We will apply such proceeds, if any, toward working capital.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock since our inception, other than distributions to stockholders in amounts sufficient to reimburse Datatec Industries stockholders for Federal (and some state) income tax liabilities arising from Datatec Industries' former status as an "S" Corporation. We currently intend to retain any earnings for use in the business and do not anticipate paying any dividends to our stockholders in the foreseeable future. Our loan agreements with our lender include restrictions prohibiting the payment of dividends.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the Nasdaq SmallCap Market under the symbol "DATC" since November 13, 2002, when it was transferred from the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low reported sales prices per share of the common stock as reported on the Nasdaq National Market and the Nasdaq SmallCap Market for the applicable periods.

	High	Low
Year ended April 30, 2001
First Quarter	$9.25	$3.12
Second Quarter	$5.56	$2.69
Third Quarter	$4.62	$1.41
Fourth Quarter	$2.97	$0.44

Year ended April 30, 2002
First Quarter	$1.29	$0.43
Second Quarter	$0.82	$0.48
Third Quarter	$1.31	$0.55
Fourth Quarter	$1.45	$0.83

Year ended April 30, 2003
First Quarter	$0.95	$0.70
Second Quarter	$1.30	$0.72
Third Quarter	$2.24	$1.11
Fourth Quarter	$1.96	$1.24

On May 19, 2003, the closing sale price of our common stock as reported on the Nasdaq SmallCap Market was $1.42 per share. As of May 19, 2003, there were approximately 308 holders of record of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected historical consolidated financial information presented as of April 30, 1998, 1999, 2000, 2001 and 2002 and for each of the five years ended April 30, 2002 was derived from our audited consolidated financial statements. Our selected historical financial data presented as of January 31, 2003 and for the nine months ended January 31, 2002 and 2003 were derived from our unaudited consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. The results of operations for the nine months ended January 31, 2003 are not necessarily indicative of the results to be expected for the full year ending April 30, 2003.

This information should be read in conjunction with the historical financial statements and related notes contained in the annual, quarterly, and other reports we filed with the SEC, or included herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	For the Fiscal Year Ended April 30,					For the Nine Months Ended January 31,

Consolidated Statement of Operations	1998(a)	1999(a)	2000(a)	2001(a)	2002(a)	2002(a)	2003

	(in thousands except share and per share data)

Revenue	$76,804	$90,019	$93,298	$96,150	$75,299	$53,898	$91,550
Cost of Revenue	47,208	62,615	66,388	79,957	51,426	37,815	70,257

Gross Margin	29,596	27,404	26,910	16,193	23,873	16,803	21,293
Selling, general and Administrative Expenses	29,079	31,096	27,316	33,232	24,118	17,500	16,072

Operating Income (Loss)	517	(3,692)	(406)	(17,039)	(245)	(1,417)	5,221
Interest Expense	(2,135)	(1,853)	(1,680)	(1,715)	(2,125)	(1,525)	(2,671)

Income (Loss) before Income Taxes and Minority Interest	(1,618)	(5,545)	(2,086)	(18,754)	(2,370)	(2,942)	2,550
Income Taxes	400	--	--	--	--	--	--
Minority Interest	--	(315)	--	(682)	(318)	(318)	--

Income from continuing operations (loss)	(1,218)	(5,860)	(2,086)	(19,436)	(2,688)	(3,260)	2,550
Income from discontinued operations (loss)	(2,768)	--	--	--	--	--	--

Net Income (Loss)	$ (3,986)	$ (5,860)	$ (2,086)	$ (19,436)	$ (2,688)	$ (3,260)	$ 2,550

NET INCOME (LOSS) PER SHARE - BASIC & DILUTED
Loss from continuing operations per share	(0.05)	--	--	--	--	--	--
Loss from discontinued operations per share	(0.10)	--	--	--	--	--	--

NET INCOME (LOSS) PER SHARE - BASIC & DILUTED	$ (0.15)	$ (0.20)	$ (0.07)	$ (0.58)	$ (0.08)	$ (0.09)	$ 0.07

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES - BASIC	26,451,000	29,517,000	31,541,000	33,608,000	35,162,000	34,919,000	35,878,000

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES - DILUTED	26,451,000	29,517,000	31,541,000	33,608,000	35,162,000	34,919,000	36,101,000

	As of April 30,					As of January 31,

Consolidated Balance Sheet Datas	1998	1999	2000	2001	2002	2003

	(in thousands)

Working capital (deficit)	$ 1,022	$ (3,057)	$ 10,351	$ (6,396)(b)	$(3,243)(b)	$ (1,112)(d)
Total Assets	37,813	38,926	50,796	38,314	35,846	61,287
Total Long-term debt	2,415	607	226	1,428	2,873	1,414
Total stockholders' equity (deficit)	10,468	8,975	14,838	(3,629)	3,978 (c)	6,949

(a) As retroactively adjusted. See note 2 to the Consolidated Financial Statements included elsewhere herein.
(b) Includes a $3.0 million term loan due in 2003, required under loan agreement to be classified as current.
(c) Includes conversion of minority interest to common stock investment during fiscal 2002.
(d) Includes a $1.2 million term loan due in 2003, required under loan agreement to be classified as current.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

We are in the business of providing rapid and accurate technology deployment services and licensing software tools to support Technology Providers and Enterprises in the delivery of complex IT solutions. Utilizing two (2) regional staging and configuration centers and our own field deployment team of approximately 250 people operating out of 15 offices, we conduct multiple simultaneous large-scale deployments for organizations throughout the United States and Canada. We believe our consistent, rapid deployment model enables our Enterprise customers to accelerate the assimilation of networking technologies into their organizations and allows our Technology Providers to enhance the absorption of their products in the marketplace.

We began utilizing software tools as the main driver of our configuration and integration services when we acquired Computer Aided Software Integration, Inc. (CASI) in 1996. This acquisition brought with it IW2000, a suite of software tools used in the configuration and integration processes. During fiscal 1999, we began expanding our development of software tools to incorporate several new applications in addition to IW2000 and have incorporated them into a new product, eDeploy™. These applications include: Preparation and Design, Configuration and Integration, Deployment Management and Transition and Maintenance. During that year, we brought the activities of developing, marketing, selling and managing the licensing of our software into our CASI subsidiary. We then changed the name of CASI to eDeploy.com, Inc. Subsequently, we realized that it was more efficient to manage all of our activities under one operating unit. As a result, the activities of eDeploy.com were integrated into the operations of Datatec. We fully integrated the application of eDeploy into Datatec's operations during the later part of the fiscal year ended April 30, 2001.

RESTATEMENT OF FINANCIAL STATEMENTS

During fiscal 2002, we determined that we should have included indirect costs as a component of cost of revenue in our previously issued financial statements. Also, we identified certain errors in our previously issued financial statements related to total estimated contract values, total costs incurred with certain long term contracts and certain accrued and prepaid expenses. As a result, we have restated our previously issued financial statements for the nine months ended January 31, 2002 and the years ended April 30, 2000 and 2001 and have recorded a prior adjustment to our accumulated deficit as of April 30, 1999. We previously reported a net loss of $1.633 million, or $(0.05) per share, and $21.145 million, or $(0.63) per share, for the years ended April 30, 2000 and 2001, respectively. As a result of the restatements, we reported net loss of $1.924 million, or $(0.06) per share, and net loss of $19.858 million, or $(0.59) per share, for the years ended April 30, 2000 and 2001, respectively. The following discussion gives effect to the restatement.

A summary of the significant effects of the restatements is set forth below.

	For the Fiscal Year Ended April 30, 2000		For the Fiscal Year Ended April 30, 2001		For the Nine Months Ended January 31, 2003

	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated

	(Dollars in thousands, except per share amounts)
Consolidated statements of operations data:
Revenue	$ 95,148	$ 93,316	$ 94,285	$ 94,352	$ 53,840	$ 53,898
Cost of revenue	60,381	66,244	66,476	78,581	35,249	37,815
Gross margin	34,767	27,072	27,809	15,771	18,591	16,083
Selling, general and administrative expenses	34,720	27,316	46,157	33,232	20,773	17,500
Operating income (loss)	47	(244)	(18,348)	(17,461)	(2,182)	(1,417)
Net income (loss)	(1,633)	(1,924)	(21,145)	(19,858)	(4,025)	(3,260)
Net loss per share:
Basic	(0.05)	(0.06)	(0.63)	(0.59)	(0.11)	(0.09)
Consolidated balance sheet data:
Receivables, net	23,849	21,732	22,181	20,024	20,362

Prepaid expenses and other current assets	1,301	1,936	792	1,126	944
Accrued and other liabilities	3,482	7,413	6,790	9,555	4,061
Accumulated deficit	(20,908)	(26,693)	(42,053)	(46,551)	(46,078)
Stockholders' equity	21,045	15,260	869	(3,629)	6,668

CHANGE IN ACCOUNTING

At the start of fiscal 2003, we changed our method of estimating progress toward completion of contracts. Under our previous method, the percentage of direct labor incurred to date to total estimated direct labor to be incurred on a project was used to determine a contract's percentage of completion, while under the new method, the percentage of total costs incurred to date to total estimated costs to be incurred on a project is used to determine a contract's percentage of completion. The change was made to reflect the effect of non-labor charges and to more accurately measure a contract's progress towards completion. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," paragraph 27, the financial statements of prior periods have been adjusted to apply the new method retroactively.

A summary of the significant effects of the accounting change applied retroactively to our restated results (see Note 21 of the financial statements included herein) are shown below:

(in thousands)

For The Fiscal Year Ended April 30,
	1998			1999			2000

	As Restated	Effect of Change in Accounting Principle	As Retroactively Adjusted	As Restated	Effect of Change in Accounting Principle	As Retroactively Adjusted	As Restated	Effect of Change in Accounting Principle	As Retroactively Adjusted
Net Loss	($ 3,986)	--	($ 3,986)	($ 5,600)	($ 260)	($ 5,860)	($1,924)	($ 162)	($ 2,086)
Net Loss Per Share - Basic	($ 0.15)	--	($ 0.15)	($ 0.19)	($ 0.01)	($ 0.20)	($ 0.06)	($ 0.01)	($ 0.07)

Net Loss Per Share - Diluted	($ 0.15)	--	($ 0.15)	($ 0.19)	($0.01)	($ 0.20)	($ 0.06)	($ 0.01)	($0.07)

	2001			2002

	As Restated	Effect of Change in Accounting Principle	As Retroactively Adjusted	As Restated	Effect of Change in Accounting Principle	As Retroactively Adjusted
Net Loss	($19,858)	$ 422	($19,436)	($ 4,387)	($ 1,699)	($ 2,688)
Net Loss Per Share - Basic	($ 0.59)	$0.01	($ 0.58)	($ 0.12)	$ 0.04	($ 0.08)

Net Loss Per Share - Diluted	($ 0.59)	$ 0.01	($ 0.58)	($ 0.12)	$ 0.04	($ 0.08)

CHANGE IN ACCOUNTANTS

On April 11, 2002, our Board of Directors rescinded its earlier decision to engage Arthur Andersen LLP and dismissed Andersen as independent public accountants for the fiscal year ended April 30, 2002. The audit reports of Andersen on our consolidated financial statements and our subsidiaries for each of the fiscal years ended April 30, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to dismiss Andersen as independent public accountants was made by the Board of Directors following the recommendation of its Audit Committee. During the fiscal years ended April 30, 2001 and 2000 and the subsequent interim period through April 11, 2002, there were no disagreements between us and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to Andersen's satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their reports. During the fiscal year ended April 30, 2001 and 2000 and the subsequent interim period through April 11, 2002, there were no "reportable events" as defined by Item 304(a)(1)(v) of Regulation S-K. We engaged Deloitte & Touche LLP as our new principal independent accountants on April 11, 2002. Neither we nor anyone on our behalf has consulted Deloitte during our two most recent fiscal years, or any subsequent interim period, prior to the engagement of Deloitte.

RECENT DEVELOPMENTS

Subordinated Secured Convertible Debentures. On April 3, 2002, we raised $2.0 million of financing (less out-of-pocket transaction costs of $0.170 million) to be used for working capital purposes by issuing an aggregate of $2.0 million principal amount of Subordinated Secured Convertible Debentures and Warrants to purchase an aggregate of 270,000 shares of our common stock at $1.416 per share. The debentures mature on July 2, 2003 and bear interest at a rate of 5% per annum. The interest is due quarterly on March 31, June 30, September 30, and December 31 of each year (with the first interest payment due and payable on September 30, 2002) and is payable in cash or common stock at our option. We recorded a discount of $582,000 in connection with the issuance of the debentures. The warrants have been valued at approximately $291,000, based on the Black Scholes Pricing Model utilizing the following assumptions: expected life of 5.0 years; volatility of 119%, and risk free borrowing rate of 4.405%. This amount has been recorded as a discount against the debt and will be accreted as interest expense over the remaining life of the debt. In addition, in accordance with Emerging Issues Task Force Issue No. 98-5, an embedded beneficial conversion feature of approximately $291,000 has been recognized as additional paid-in-capital and will be accreted as additional interest expense over the remaining life of the debt. Through January 31, 2003, $388,000 of the above discounts has been accreted. The debentures are secured by all of our assets, which security interest is junior to the security interest granted to our existing senior lender.

The holder of each debenture is entitled, at its option, to convert at any time the principal amount of the debenture or any portion thereof, together with accrued but unpaid interest, into shares of our common stock at a conversion price for each share of common stock equal to the lower of (a) $1.16 or (b) 100% of the average of the two lowest closing bid prices of the common stock on the principal market during the twenty consecutive trading days ending with the last trading day prior to the date of conversion. The conversion price may not be less than the floor price of $0.65, except to the extent that we do not exercise our right to redeem the debentures.

The agreement with the investors contains a requirement for us to have effected the registration of a sufficient number of shares of our common stock by July 2, 2002 or incur penalties equal to: (1) 2% of the product obtained by multiplying the average closing sale price for the immediately preceding 30 day period times the number of registrable securities the investor holds or may acquire pursuant to conversion of the debentures and the exercise of warrants on the last day of the applicable 30 day period (without giving effect to any limitation on conversion or exercise) and (2) 3% of the product for all continuing or subsequent registration defaults.

Although we filed the required registration statement with the SEC within the required time period, such registration statement was not declared effective within the required time period and as such, we were in default of our registration rights agreement with the debenture holders and have incurred certain penalties. Consequently, we issued an aggregate of 669,794 shares of our common stock to the investors in exchange for the cancellation of penalties incurred through February 27, 2003.

Also, the debentures contain a provision which reduces the conversion price by 5% if our common stock into which the debentures are converted is not listed on the Nasdaq National Market or Nasdaq SmallCap Market on the conversion date and will be reduced by an additional 5% on such date if the common stock is also not listed on the OTC Bulletin Board (without, in either such case, regard to a certain floor price). The conversion price is subject to further reduction in the event we sell the common stock below the applicable conversion price.

Private Placement of Common Stock. On April 28, 2003, we raised $5.0 million in private equity financing (less out-of-pocket transaction costs of approximately $0.425 million) for working capital purposes by selling 4 million shares of our common stock and warrants to purchase an additional 2 million shares of common stock. We also issued a warrant to purchase 480,000 shares of common stock to the placement agent for the financing. The agreement with the investors in the private placement requires us to file a registration statement for the resale of the shares of the common stock issued, as well as the shares underlying the warrants, with the SEC within 45 days of April 28, 2003 and have such registration statement be declared effective within 90 days of April 28, 2003.

Acquisition of Millennium Care. On May 1, 2003, we acquired all of the outstanding equity of Millennium Care Inc., a privately-held help-desk outsourcing company. In connection with the acquisition, we issued 1,546,247 shares of common stock, warrants to purchase an additional 200,000 shares of common stock and employee stock options to purchase 56,490 shares of common stock. The warrants are exercisable at $1.82 per share and are not exercisable before May 1, 2004. These warrants also require Millennium to achieve certain revenue targets for calendar year 2003 in order to become exercisable. The stock options are exercisable at $1.40 per share and were issued to replace Millennium employee options which were canceled as a result of the acquisition. We have also agreed to issue to the sellers of Millennium additional shares of common stock in the event certain revenue targets are met by Millennium during calendar year 2003 and 2004. If Millennium achieves qualified revenue of over $6 million (Canadian) in calendar year 2003 or $10 million (Canadian) in calendar year 2004, we would be required to issue additional shares of our common stock in an amount equal to 40% of any such excess for calendar year 2003 and 35% of any such excess or calendar year 2004.

SENIOR CREDIT FACILITY

On April 14, 2003, we amended our credit facility with IBM Credit Corporation to do the following: (i) extend the credit facility to August 1, 2004 from August 1, 2003; (ii) provide for a maximum availability of $29 million until May 31, 2003, $25 million from June 1, 2003 until December 31, 2003, $20 million from January 1, 2004 until March 31, 2004 and $15 million from April 1, 2004 until August 1, 2004; (iii) lower the interest rate on the facility from prime plus 4.25% to prime rate plus 1.75% effective May 1, 2003; (iv) amend certain finance charges and financial covenants; and (v) require us to pay off the remaining balance of a $3 million term loan with IBM Credit after the closing of an equity financing. We have paid the term loan in full after closing on the $5 million private equity placement in April 2003.

The borrowings under the revolving line of credit are based on a formula of 85% of eligible receivables and 25-35% of eligible inventory. The amounts outstanding under the credit line as of April 30, 2002 and January 31, 2003 were $14.5 million and $21.6 million, respectively, while the amounts outstanding under the term loan as of April 30, 2002 and January 31, 2003 were $3.0 million and $1.2 million, respectively. Currently, we had utilized the total availability under the revolving loan. At times, IBM Credit Corporation has allowed us to borrow amounts in excess of our maximum allowable. At May 19, 2003, we had approximately $25.5 million outstanding under the revolving loan. IBM Credit Corporation has notified us that no additional borrowings above the limits provided for in the April 14, 2003 amendment to the credit facility will be permitted.

Our financial covenants with IBM Credit Corporation have been revised on several occasions. The following is a summary of the financial covenants currently required by our agreement with IBM Credit Corporation as of the last day of the relevant fiscal period:
	Covenant	Covenant Requirement 4/30/03	Covenant Requirement 7/31/03	Covenant Requirement 10/31/03	Covenant Requirement 1/31/04 and thereafter

(i)	Minimum Quarterly Revenue	Equal to or Greater than $23,000,000	Equal to or Greater than $23,000,000	Equal to or Greater than $23,000,000	Equal to or Greater than $25,000,000

(ii)	Net Profit After Tax to New Revenue	Equal to or Greater than 0.10 percent	Equal to or Greater than 0.10 percent	Equal to or Greater than 0.10 percent	Equal to or Greater than 0.10 percent

(iii)	Tangible Net Worth (Total Assets less Total Liabilities and Goodwill)	Equal to or Greater than $2,500,000	Equal to or Greater than $2,500,000	Equal to or Greater than $2,500,000	Equal to or Greater than $5,000,000

(iv)	Debt Service Ratio (Operating Income to Interest)	Equal to or Greater than 1.25:1.0	Equal to or Greater than 1.25:1.0	Equal to or Greater than 1.25:1.0	Equal to or Greater than 1.75:1.0

(v)	Debt to Equity (Total Debt to Equity)	Equal to or Less than 5.0:1.0	Equal to or Less than 5.0:1.0	Equal to or Less than 5.0:1.0	Equal to or Less than 5.0:1.0

We were not in compliance with one or more of the financial covenants of our credit facility as of the quarters ended January 31, 2001 and April 30, 2001 of fiscal 2001 and as of each quarter end of fiscal 2002. The amounts outstanding under the revolving credit facility and term loan as of April 30, 2001 and 2002 have been classified as current in our consolidated balance sheets. We and IBM Credit Corporation entered into an Acknowledgment, Waiver and Amendment to the Inventory and Working Capital Financing Agreement as of the end of each quarter. The following is a summary of the covenant violations for each quarter:

Period	Covenant	Requirement	Actual

January 31, 2001	Net Profit to Revenue	Equal to or greater than 0.0%	Net loss
April 30, 2001	Annual Revenue to Working Capital	Greater than 0 and equal to or less than 25.0 to 1.0	(25.5) to 1.0
July 31, 2001	Annual Revenue to Working Capital	Greater than 0 and equal to or less than 25.0 to 1.0	(4.5) to 1.0
	Net Profit to Revenue	Equal to or greater than 0.1%	(1.7%)
	Tangible Net Worth	Equal to or greater than $2.5 million	$ (1.1) million
October 31, 2001	Annual Revenue to Working Capital	Greater than 0 and equal to or less than 25.0 to 1.0	(22.2) to 1.0
	Net Profit to Revenue	Equal to or greater than 0.1%	(1.7%)
	Tangible Net Worth	Equal to or greater than $2.5 million	$ (3.8) million
January 31, 2002	Net Profit to Revenue	Equal to or greater than 0.1%	(9.0%)
April 30, 2002	Net Profit to Revenue	Equal to or greater than 0.1%	(10.7%)
	Debt Service Ratio	Equal to or greater than 2.0 to 1.0	(2.5) to 1.0

CONVERSION OF MINORITY INTEREST

On November 2, 2001, we exchanged 100,000 shares of Series A Preferred Stock of eDeploy.com, Inc., a wholly owned subsidiary, held by Cisco Systems, Inc. for 1,021,382 shares of our common stock in a stock for stock transaction. This exchange was made pursuant to a Stock Purchase Agreement by and between Datatec and Cisco.

CRITICAL ACCOUNTING POLICIES

Our deployment services are generally provided at a fixed contract price pursuant to purchase orders or other agreements with our customers. Our software licensing revenue is generated either by a "per seat" enterprise license over a specified period of time or as an application service based on usage.

Services from deployment activities are performed under long-term contracts or under short-term workorders or time and material arrangements. Our typical long-term contract contains multiple elements designed to track the various services required under the arrangement with the customer. These elements are used to identify components of billings but are combined for revenue recognition purposes. We recognize revenue earned under long-term contracts utilizing the percentage of completion method of accounting by measuring a contract's percentage of completion as determined by the percentage of total costs incurred to date to total estimated costs. Contracts are reviewed at least quarterly, for percentage of completion analysis, and if necessary, revenue, costs and gross margin are adjusted prospectively for revisions in estimated total contract value and total estimated contract costs. Estimated losses are recognized when identified.

Payment milestones differ according to the customer and the type of work performed. Generally, we invoice customers and payments are received throughout the deployment process and, in certain cases, in advance of work performed if a substantial amount of up front costs are required. In certain cases, payments are received from customers after the completion of site installation. However, revenue and costs are only recognized on long-term contracts to the extent of the contracts' percentage of completion. Costs and estimated earnings in excess of billings, which is classified as a current asset, is recorded for the amount of revenue earned in excess of billings to customers. Billings in excess of costs and estimated earnings are recorded as a current liability for the amount of billings in excess of revenue earned.

Our cost of deployment services consists of four main categories: labor, materials, project expenses and allocated indirect costs. We estimate progress toward completion of our contracts by applying the percentage of costs incurred to date to total estimated costs to be incurred on a project. Direct costs (labor, materials, and project expenses) are charged directly to projects as they are incurred. Indirect costs, which include amortization of the eDeploy software and various other overhead expenses, are then applied to projects and a gross margin is determined. This method enables management to track all costs associated with delivering services to our customers. Project managers and other field supervisors manage and are evaluated, in part, on how projects' actual direct costs compare to their estimated direct costs. Operations management manages and is evaluated, in part, on how projects' actual gross margins compare to targeted gross margins.

Labor consists of salaries and benefits of our field installation force as well as staging and configuration personnel. The materials category includes all materials used in the installation process such as connectors, wall plates, conduits, and data and electrical cable. Project expenses include travel and living expenses for the installation teams, equipment rentals and other costs that are not labor or materials costs. Indirect costs, such as software amortization, warehouse expense and material-handling costs are allocated to projects based on management's estimate of absorption of these costs by each project.

We capitalize certain computer software costs incurred in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Also, we capitalize certain costs of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Once technological feasibility has been established, software development costs are captured in our job costing system under specific projects related to the development effort. Costs related to software developed for external use are amortized using the greater of the ratio that current gross revenue for a product bears to the total of current and anticipated future gross revenues for the product, or a maximum of three years using the straight-line method beginning when the products are available for general release to customers. Amortization of the costs of software used in delivery of our services is charged to cost of revenue as incurred. Costs related to internal use software are amortized over three years.

We record payments received in advance and services to be supplied in the future under contractual agreements as billings in excess of costs and estimated earnings until such related services are supplied.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." With the adoption of Statement 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Although the new rules are effective for fiscal years beginning after December 15, 2001, early adoption is allowed if an entity's fiscal year begins after March 15, 2001. We have elected early adoption of SFAS No. 142 and based on our evaluation, we determined that there is no impairment to our goodwill and other intangible assets.

RESULTS OF OPERATIONS FOR YEARS ENDED APRIL 30, 2000, 2001 AND 2002

Our consolidated statements of operations are summarized below:

	For the Fiscal Year Ended April 30, (in thousands)
	2000		2001		2002
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues

Revenue	$ 93,298	100.00%	$ 96,150	100.00%	$ 75,299	100.00%
Cost of Revenue	66,388	71.16%	79,957	83.16%	51,426	68.30%

Gross Margin	26,910	28.84%	16,193	16.84%	23,873	31.70%
Selling, General and Administrative Expenses	27,316	29.28%	33,232	34.56%	24,118	32.03%

Operating (loss)	(406)	-0.44%	(17,039)	-17.72%	(245)	-0.33%
Interest Expense	(1,680)	-1.80%	(1,715)	-1.78%	(2,125)	-2.82%

Loss before Income Taxes and Minority Interest	(2,086)	-2.24%	(18,754)	-19.50%	(2,370)	-3.15%
Income Taxes	--	--	--	--	--	--
Minority Interest	--	--	(682)	-0.71%	(318)	-0.42%

Net Loss	$ 2,086)	-2.24%	$ (19,436)	-20.21%	$ (2,688)	-3.57%

Year Ended April 30, 2002 Compared to Year Ended April 30, 2001

REVENUE

We have a direct and indirect sales strategy. Our direct sales are mainly to "Fortune 2000" customers which have significant numbers of geographically dispersed sites and where the technology being implemented is complex. As such, Retail, Insurance, Hospitality and Financial Services are our target market segments. These market segments are highly challenging for most small sized integrators, but our software tools, processes and national operations allow us to operate successfully within these segments. When we adopted an indirect model in 1998 by selling our service offerings through Technology Partners to their clients that fall within our target market segments, we decided to reduce channel conflict by adopting a "preservation" strategy with our direct accounts and opted to grow our operations primarily through our Indirect channel. Therefore the revenue growth within each market segment was not dependent upon the segment's relative economic environment, but was the result of the new strategy we adopted.

Revenue. Revenue for the year ended April 30, 2002 was $75.3 million compared to $96.2 million for the year ended April 30, 2001, representing a decrease of approximately 22%. Deployment services revenue decreased to $73.3 million in fiscal 2002 from $91.9 million in fiscal 2001, a decrease of 26%, while software licensing revenue increased to $2.0 million from $1.9 million for the same period. The decrease in revenue was attributed to the continued slowdown in technology deployment across industries through the quarter ended January 31, 2002, which delayed business decisions until the fourth fiscal quarter. Revenue from technology providers decreased 47%, going from $47.5 million in 2001 to $25.0 million in 2002, as these companies were severely impacted by the slowdown in technology spending. Revenue from enterprise customers increased by $3.7 million, going from $46.6 million in 2001 to $50.3 million in fiscal 2002, as the slowdown in technology spending had less of an impact on the retailing sector than on other sectors.

Gross margin. Gross margin for the years ended April 30, 2001 and 2002 were as follows (in thousands):

	April 30,

	2001	2002

Revenue	$ 96,150	$ 75,299
Cost of Revenue
Direct labor	34,396	23,510
Materials	18,407	12,247
Project expenses	13,120	10,342
Amortization of software development	1,544	1,723
Indirect Labor	12,490	3,604

Total Cost of Revenue	$ 79,957	$ 51,426

Gross Margin	$ 16,193	$ 23,873

Gross margin as a percentage of revenue increased for the year ended April 30, 2002 from the year ended April 30, 2001 to 32% from 17% while the amount of gross margin increased to $23.9 million from $16.2 million. The increase in gross margin amount was primarily due to an approximate 50% reduction in indirect salary costs during fiscal year 2002, a more efficient delivery of services and lower materials costs. These were partially offset by a decrease in revenue for the year ended April 30, 2002 from April 20, 2001 by approximately $20.9 million.

Labor costs as a percent of revenue for the years ended April 30, 2002 and 2001 were approximately 31% and 36%, respectively. The decrease in direct labor during fiscal 2002 was the result of personnel cutbacks started during fiscal 2001 caused by lower revenue. Materials costs as a percentage of revenue over the same period were approximately 16% and 19%, respectively. The decrease in materials costs was directly related to the decrease in overall revenue. Project expense costs as a percentage of revenue over the same period were approximately 14% for both years. These costs remained relatively constant as a percentage of revenue generated as the overall components of a typical deployment contract remained unchanged. Occasionally, the materials component of a contract may vary depending upon the deployment requirements.

Selling, general and administrative expenses. Selling, general and administrative expenses for the years ended April 30, 2002 and 2001 were $24.1 million and $33.2 million, respectively, representing a decrease of 27%. As a percentage of revenue, selling, general and administrative expenses represented 32% of revenue for the year ended April 30, 2002 compared to 35% for the year ended April 30, 2001. The decrease in selling, general and administrative expenses was due to cost savings programs, primarily personnel reductions, initiated during the fiscal year ended April 30, 2001 but fully realized in the current year.

Interest expense. Interest expense for the year ended April 30, 2002 was $2.1 million, including $38,793 interest accreted in connection with the Subordinated Secured Convertible Debentures and Warrants, compared to $1.7 million for the year ended April 30, 2001. The increase is attributable to higher average borrowings and borrowing costs.

Year Ended April 30, 2001 Compared Year Ended April 30, 2000

Revenue. Revenue for the year ended April 30, 2001 was $96.2 million compared to $93.3 million for the year ended April 30, 2000, representing an increase of approximately 3%. Deployment services revenue increased to $92.5 million in fiscal 2001 from $92.2 million in 2000, while software licensing revenue increased to $1.9 million from $1.1 million for the same period. The decrease in revenue was attributed to the overall slowdown in technology deployment across industries. Revenue from technology providers more than doubled, going from $23.6 million in 2000 to $47.5 million in 2001. Revenue from enterprise customers decreased 33% going from $69.7 million in 2000 to $46.9 million in fiscal 2001 as we changed our marketing focus towards technology providers.

Gross margin. Gross margin for the years ended April 30, 2000 and 2001 were as follows (in thousands):

	April 30,

	2000	2001

Revenue	$ 93,298	$ 96,150
Cost of Revenue
Direct labor	30,362	34,396
Materials	13,760	18,407
Project expenses	14,835	13,120
Amortization of software development	594	1,544
Indirect Labor	6,837	12,490

Total Cost of Revenue	$ 66,388	$ 79,957

Gross Margin	$ 26,910	$ 16,193

Gross margin as a percentage of revenue decreased for the year ended April 30, 2001 from the year ended April 30, 2000 to 17% from 29% while the amount of gross margin decreased to $16.2 million from $26.9 million. The decrease in gross margin amount was primarily due to higher labor costs, a more significant materials cost component and an approximate 33% increase in indirect salary costs during fiscal year 2001.

Labor costs as a percent of revenue for the years ended April 30, 2001 and 2000 were approximately 36% and 33%, respectively. The increase in direct labor was the result of hiring additional labor in anticipation of additional volume and not reacting quickly enough to the dramatic reduction in orders that occurred during the second half of fiscal 2001. Materials costs as a percentage of revenue over the same period were approximately 19% and 15%, respectively. During fiscal 2001 the material component of revenue was similar to that of fiscal 2000, but we greatly reduced our margin on materials revenues in response to a strong competitive environment. Project expense costs as a percentage of revenue over the same period were approximately 14% and 16%, respectively.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended April 30, 2001 were $33.2 million compared to $27.3 million for the year ended April 30, 2000, representing an increase of 22%. As a percentage of revenues, selling, general and administrative expenses represented 35% for the year ended April 30, 2001 compared to 29% for the year ended April 30, 2000. The increase in selling, general and administrative expenses was primarily due to increased salary, benefits and payroll taxes associated with higher headcount levels in the fiscal quarters ended July 31 and October 31, 2000.

Interest expense. Interest expense for the year ended April 30, 2001 was $1.72 million, compared to $1.68 million for the year ended April 30, 2000.

Backlog. Backlog for our services as of August 31, 2000, 2001 and 2002 was $46.6 million, $48.6 million and $75.6 million, respectively. Backlog consists of purchase orders and written agreements with customers for which a customer has scheduled the provision of services within the next 12 months. Orders included in backlog may be canceled or rescheduled by customers without penalty. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders that were previously made or anticipated. We cannot assure the timely replacement of canceled, delayed or reduced orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on our business, financial condition and results of operations. Backlog should not be relied upon as indicative of our revenues for any future period.

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED JANUARY 31, 2002 AND 2003

Our consolidated statements of operations are summarized below (in thousands):

	Nine Months Ended January 31, 2002		Nine Months Ended January 31, 2003

	$	%	$	%

Revenue	$ 53,898	100.0%	$ 91,550	100.0%
Cost of revenues	37,815	70.2%	70,257	76.7%

Gross Profit	16,083	29.8%	21,293	23.3%
Selling, general and administrative expenses	17,500	32.5%	16,072	17.6%

Operating income	(1,417)	(2.7%)	5,221	5.7%
Interest expense	(1,525)	(2.8%)	(2,671)	(2.9%)

Income (loss) before minority interest	(2,942)	(5.5%)	2,550	2.8%
Minority interest	(318)	(0.6%)	--	--

Net (loss) income	$ (3,260)	(6.1%)	$ 2,550	2.8%

Revenue. Revenue for the nine months ended January 31, 2003 and 2002 was $91.6 million (of which $28.5 million represented materials) and $53.9 million (of which $13.3 million represented materials), respectively, representing an increase of 69.9%. The increase in revenue for the nine months is attributable primarily to: (i) an increase in the work performed for our existing customer base; (ii) long term contract work performed for several new customers during the fourth quarter of fiscal 2002 and in each of the fiscal 2003 quarters; and (iii) the related increases in materials sold, which comprised a greater portion of our total revenue value than in the comparable prior periods.

Gross profit. Gross profit for the nine months ended January 31, 2003 and 2002 were $21.3 million and $16.1 million, respectively, representing an increase of 32.3%. Gross profit as a percentage of revenue was 23.3% and 29.8% for the nine months ended January 31, 2003 and 2002, respectively. Our gross margins were adversely affected because of the increase in greater materials sales as a percentage of total sales for the nine month period ended January 31, 2003. Materials typically are sold at gross margins that are lower than the gross margins realized on the service component of revenue. Additionally, the rapid expansion of our field service personnel (574 field personnel at January 31, 2003 compared to 213 field personnel at January 31, 2002), resulted in increased marginal job costs and decreased gross profits, while such new employees were being trained prior to being used in the field.

Selling, general and administrative expenses. Selling, general and administrative expenses for the nine months ended January 31, 2003 were $16.1 million compared to $17.5 million for the nine months ended January 31, 2002. As a percentage of sales, selling, general and administrative expenses were 17.6% for the nine months ended January 31, 2003 compared to 32.5% for the nine months ended January 31, 2002. The decreases in selling, general and administrative expenses as a percentage of revenue are attributable to cost reduction and austerity programs initiated by us in conjunction with our plan to return to sustainable profitability.

Operating Income (Loss). Operating income for the nine months ended January 31, 2003 was $5.2 million. We generated an operating loss of $1.4 million for the comparable period in fiscal 2002. During fiscal 2003, we have been successful in generating significantly higher gross margin dollars from a greater revenue base enabling us to produce operating income for three consecutive fiscal quarters.

Net Loss. Net loss for the nine month period ended January 31, 2002 was primarily due to difficulties we encountered with rationalizing our fixed cost structure and aligning our variable operating costs with our recurring revenue base.

Interest expense. Interest expense for the nine months ended January 31, 2003 was $2.67 million compared to $1.53 million for the nine months ended January 31, 2002. Interest expense has increased as a result of additional borrowings under the our credit facilities, and interest and penalties incurred under our Debentures.

LIQUIDITY AND CAPITAL RESOURCES

Changes In Major Balance Sheet Classifications

Current Assets: Current assets as of April 30, 2002 and 2001 amounted to approximately $25.8 million and $24.4 million, respectively. The decrease of approximately $1.3 million is the result of lower revenue generated during the year ended April 30, 2002, causing a decrease in accounts receivable and cash, and a requirement for lower inventory levels.

Property and Equipment: Property and equipment as of April 30, 2002 and 2001 amounted to approximately $3.3 million and $5.3 million, respectively. The decrease of approximately $2.0 million reflects a decrease in capital expenditures as we adjusted our spending levels to reflect current business activity.

Other Assets: Other assets as of April 30, 2002 and 2001 amounted to approximately $4.2 million and $6.0 million, respectively. The decrease of approximately $1.8 million reflects the decrease in the investment in software development as we adjusted our spending levels to reflect current business activity.

Current Liabilities: Current liabilities as of April 30, 2002 and 2001 amounted to approximately $29.0 million and $30.8 million, respectively. The decrease of approximately $1.8 million is attributable to the decrease in activity during fiscal 2002 and the use of proceeds from the sale of Subordinated Secured Convertible Debentures to pay down current obligations. This decrease was partially offset by an increase in our short-term borrowings.

Minority Interest: As previously described, minority interest was eliminated during the year ended April 30, 2002 due to the conversion of Cisco's investment in eDeploy.com, Inc. into our common stock.

Cash Flow: Cash used in operating activities decreased to $4.9 million for the fiscal year ended April 30, 2002 from $9.8 million for the fiscal year ended April 30, 2001 primarily as a result of aggressive cost-cutting initiated during fiscal 2001, but more fully realized during the year ended April 30, 2002. A decrease in inventory, resulting from the decrease in revenue and more aggressive cash management contributed to the cash flow from operations.

Cash used in investing activities decreased by approximately $3.8 million to $1.0 million for the year ended April 30, 2002 from $4.8 million for the year ended April 30, 2001. The decrease was the result of the cost reduction program we initiated during fiscal 2001 and carried through to fiscal 2002 and of a reduction in the investment in software development during fiscal 2002 as the development of our eDeploy™ solution was substantially completed in the prior year.

Cash provided from financing activities increased by approximately $0.35 million for the year ended April 30, 2002 to $5.4 million from $5.1 million for the year ended April 30, 2001. Cash was generated primarily from the sale of Subordinated Secured Convertible Debentures ($1.83 million, net) and short-term borrowings ($3.6 million) for the fiscal year ended April 30, 2002, while cash generated during the year ended April 30, 2001 primarily arose from short-term borrowings ($4.8 million) and the sale of common stock ($0.973 million), offset by the repayment of debt of approximately $0.778 million.

Liquidity

The net loss of $19.4 million incurred during the fiscal year ended April 30, 2001 resulted in a strain on our cash resources and the net loss of $2.7 million for the fiscal year ended April 30, 2002 added to this strain. Although we took dramatic measures to cut costs, our working capital line is at its maximum allowable level and the average days outstanding of our trade payables have extended beyond normal credit terms granted by vendors. The loss for the fiscal year ended April 30, 2002 was substantially less than the prior year's loss and our operating plan for the fiscal year ending April 30, 2003 projects profitable results. However, we continue to experience tight liquidity and extended days outstanding of our trade payables. We are aggressively managing our cash as we work to return to profitability. IBM Credit Corporation, our working capital lender, has extended our credit facility to August 2004, although the credit facility is reduced to $25 million on June 1, 2003, $20 million on January 1, 2004, and $15 million on April 1, 2004. IBM Credit Corporation has informed us that it is not prepared to extend our credit facility any further.

Although we realized net income of $2.6 million for the nine months ended January 31, 2003 and we took dramatic measures to cut costs and continue to manage our cash aggressively, we are still experiencing a significant strain on our cash resources. The primary reason for the strain on resources is the increased requirements for expenditures for field personnel, job expenses and materials related to the increased revenue. As a result, our working capital financing line regularly remains at or close to its maximum allowable levels and the average days outstanding on trade payables have extended beyond normal credit terms granted by vendors.

Achievement of our fiscal 2003 operating plan, including maintaining adequate capital resources, depends upon the timing of work performed by us on existing projects, our ability to gain and perform work on new projects, our ability to maintain positive relations with our key vendors and our ability to raise permanent capital and replace our current working capital financing line within the timeframe required to meet our spending requirements. Multiple project cancellations, delays in the timing of work performed by us on existing projects, our inability to gain and perform work on new projects, or our inability to raise permanent capital and replace our current working capital financing line in a timely fashion could have an adverse impact on our liquidity and on our ability to execute our operating plan.

We have taken a variety of actions to ensure our continuation as a going concern. A summary of recent events and our completed or planned actions are as follows:

  Demand for our services has increased dramatically and the backlog of contracted business as of March 11, 2003 was at $81.0 million and our sales pipeline stood at $197.0 million as of that date.

  We initiated and completed substantial cost saving measures during the fiscal years ended April 30, 2001 and 2002 and now have a cost structure in line with our expected revenue.

  As a result of the increase in demand for our services and the cost reduction measures initiated over the past two years, we achieved profitability during the fourth quarter of fiscal 2002 and during each of the first three quarters of fiscal 2003. We expect to maintain profitability throughout fiscal 2003.

  In April 2003, we extended our credit facility with IBM Credit Corporation to August 2004 from August 2003 and lowered the interest charges on the debt from prime rate plus 4.25% to prime rate plus 1.75%.

  In April 2003, we raised aggregate gross proceeds of $5.0 million in a private placement of our common stock and warrants. The proceeds were raised for working capital purposes.

  Management continues to seek to replace our working capital financing line and raise additional permanent capital to support our growth in business. However, management believes that if it is unable to raise additional capital, it may not be able to continue as a going concern.

  We were not in compliance with one or more of the financial covenants of our credit facility as of January 31, 2003. We and IBM Credit Corporation entered into an Acknowledgment, Waiver and Amendment to the Inventory and Working Capital Financing Agreement as of January 31, 2003.

The following is a summary of the covenant violations for each quarter:
Period	Covenant	Requirement	Actual
January 31, 2001	Net Profit to Revenue	Equal to or greater than 0.0%	Net loss
April 30, 2001	Annual Revenue to Working Capital	Greater than 0 and equal to or less than 25.0 to 1.0	(25.5) to 1.0
July 31, 2001	Annual Revenue to Working Capital	Greater than 0 and equal to or less than 25.0 to 1.0	(4.5) to 1.0
	Net Profit to Revenue	Equal to or greater than 0.1%	(1.7%)
	Tangible Net Worth	Equal to or greater than $2.5 million	$ (1.1) million
October 31, 2001	Annual Revenue to Working Capital	Greater than 0 and equal to or less than 25.0 to 1.0	(22.2) to 1.0
	Net Profit to Revenue	Equal to or greater than 0.1%	(1.7%)
	Tangible Net Worth	Equal to or greater than $2.5 million	$ (3.8) million
January 31, 2002	Net Profit to Revenue	Equal to or greater than 0.1%	(9.0%)
April 30, 2002	Net Profit to Revenue	Equal to or greater than 0.1%	(10.7%)
	Debt Service Ratio	Equal to or greater than 2.0 to 1.0	(2.5) to 1.0

Inflation: In the opinion of management, inflation has not had a material adverse effect on our results of operations.

Seasonality: Our business is affected on a seasonal basis to the extent of our activity with the retail sector. As a result, we generally generate lower revenue in our third fiscal quarter (November 1 through January 31).

Quarterly fluctuations: Although we have recently secured a substantial 30-month contract, generally we do not have contracts that last beyond 12 to 18 months. Our ability to generate net revenue is dependent upon obtaining many new projects each year. Period-to-period comparisons between years may not be meaningful or indicative of operating results over a longer period.

Contingencies

On September 22, 2000, Petsmart, Inc. filed a complaint against us in the Superior Court of Maricopa County, Arizona. Petsmart has alleged that it has been damaged by our failure to satisfactorily complete work contemplated by an agreement between the parties. Damages were unspecified. At a settlement meeting held on April 17, 2002, discussions were held in which Petsmart proposed a series of settlement offers under which we would pay damages ranging between $7,000,000 and $8,000,000. In a letter to us dated May 3, 2002, Petsmart proposed settlement offers under which we would pay damages ranging between $5,000,000 and $7,000,000. On March 7, 2003, Petsmart filed an Offer of Judgment offering to settle the litigation for a payment of $2,300,000. We believe that we have meritorious defenses to the claims and we intend to defend this vigorously. We have further counter-claimed against Petsmart for amounts owing to us under the contract. These amounts have been reserved as part of the allowance for uncollectible accounts. At present depositions are being conducted by both parties to the lawsuit. A trial date has been set for August 2003.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following is a summary of obligations and commitments to make future payments under short-term borrowing, long-term debt, capital lease obligations, unconditional purchase obligations and other obligations (see Notes 7, 8, 10, 13 and 15 of the Consolidated Financial Statements).
Contractual Obligations	Payments Due by Period (in thousands)

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Short-term borrowings	$ 17,464	$ 17,464
Long-Term Debt	1,414		1,414
Capital Lease Obligations	44	42	2
Operating Leases	12,608	2,623	4,729	1,894	3,362
Unconditional Purchase Obligations	1,659	1,659
Other Long-Term Obligations	1,457		1,457

Total Contractual Cash Obligations	$ 34,646	$ 21,788	$ 7,602	$ 1,894	$ 3,362

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The standards require all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, that goodwill no longer be subject to amortization but rather be reviewed periodically for impairment and that other identifiable intangibles be separated and those with finite lives be amortized over their useful lives. Goodwill and intangible assets with indefinite lives must be assessed once a year for impairment and more frequently if circumstances indicate a possible impairment. The first step of the two-step impairment assessment identifies potential impairment and compares the fair value of the applicable reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is not necessary. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test must be performed to measure the amount of impairment loss, if any. We were required to adopt these provisions on May 1, 2002; however, we elected to early adopt the standards on May 1, 2001 as permitted and evaluated the carrying value of our goodwill and other intangible assets. Based on our evaluation, we determined that there is no impairment to our goodwill and other intangible assets. Subsequent impairment tests will be performed, at a minimum, in the fourth quarter of each fiscal year, in conjunction with our annual planning process.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of long-lived assets except for certain obligations of lessees. The provisions of this statement are required to be applied starting with fiscal years beginning after June 15, 2001. We adopted the new accounting standard on existing long-lived assets during the quarter ended July 31, 2002. There was no impact on our financial position or results of operations for the quarter as a result of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This Statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. We adopted the new accounting standard on existing long-lived assets during the quarter ended July 31, 2002. There was no impact on our financial position or results of operations for the quarter as a result of adopting this standard.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of APB Opinion No. 30. This statement also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various other technical corrections to existing pronouncements. This statement will be effective for us for the fiscal year ending April 30, 2004. We do not believe that adoption of this statement will have a material effect on our results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 will supercede Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not believe that adoption of this statement will have a material effect on our results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Such interpretation elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair market value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation apply to guarantees issued or modified after December 31, 2002. The Company adopted the provisions of this interpretation on January 1, 2003. The disclosure provisions of this interpretation are effective for financial statements with annual periods ending after December 15, 2002. The company applied the required disclosure provisions of this interpretation as of December 31, 2002. The adoption of the recognition and measurement provisions of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2002 the FASB issued FAS No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure. FAS 148 amends FAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The provisions of FAS 148 are effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The disclosure provisions of FAS 148 have been adopted by the company. FAS 148 did not require the Company to change to the fair value based method of accounting for stock based compensation.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Relationships." SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships after June 30, 2003. The Company does not believe that the implementation of this standard will materially impact its financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fair Value of Financial Instruments - The estimated fair values of financial instruments have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange.

We have not entered into, and do not expect to enter into, financial instruments for trading or hedging purposes.

We are currently exposed to material future earnings or cash flow exposures from changes in interest rates on long-term debt obligations since the majority of our long-term debt obligations are at variable rates. We do not currently anticipate entering into interest rate swap and/or similar instruments.

The following methods and assumptions were used to estimate the fair value of the financial instruments:

  Trade accounts receivable and payables and accrued expenses. The fair value of these receivables and payables equal their carrying value because of their short maturities.

  Revolving Credit Line and Term Loans. Interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which no market quotes are available. The carrying amount of these debt facilities is believed to be a reasonable estimate of fair value. The fair market value of our short and long-term debt is not contingent upon interest rates.

  Interest Rates. We are exposed to market risk from changes in the interest rates on a significant portion of our outstanding indebtedness. Certain outstanding balances under our credit facility bear interest at a variable rate based on a margin over Prime. Based on the amount outstanding as at April 30, 2002, a 100 basis point change in interest rates would result in an approximate $169,000 change to our annual interest expense. For fixed rate debt interest rate changes affect the fair market value of such debt, but do not impact our earnings or cash flows. Based on the amount outstanding as of April 30, 2002 and scheduled payments to debtholders, a 10% increase in market rates would result in an approximate 1% decrease in the fair market value of these obligations. The table below provides information about our debt obligations that are sensitive to changes in interest rates (amounts in thousands).
Facility	Principal	Rate and Payment Terms	Expected Maturity Date	Fair Market Value(1) At Market Rate	Fair Market Value(1) At Adjusted Rate(2)	% Change

Subordinated Secured Convertible	$2,000	5.0%; quarterly interest payments beginning on 9/30/02 and continuing until principal is repaid at maturity.	7/2/03	$1,992(3)	$1,976	(1)%

Debentures Note to former executive officer	1,414	17.5%; monthly interest payments, principal due at maturity.	4/15/04	1,659(4)	1,638	(1)%

______________

(1)	Fair market value is calculated by discounting the scheduled cash payments at the market or adjusted rate.
(2)	Market rate increased by 10%.
(3)	Commercial and industrial loan rate of 6.75% for moderate risk, 31 to 365-day loans (Federal Reserve Survey of Terms of Business Lending, May 6-10, 2002).
(4)	Commercial and industrial loan rate of 7.46% for moderate risk, over 365-day loans (Federal Reserve Survey of Terms of Business Lending, May 6-10, 2002).

BUSINESS

The Company

We are in the business of providing rapid and accurate technology deployment services and licensing software tools, designed to accelerate the delivery of complex Information Technology (IT) solutions for technology providers and enterprises. We market our services primarily to large original equipment manufacturers, systems integrators, independent software vendors, telecommunications carriers and service providers as well as to a select number of "Fortune 2000" customers in the United States and Canada.

Our deployment services include the following:

  Configuration - the process of "customizing" internetworking devices such as routers and switches, and computing devices such as servers and workstations to meet the specific needs of the user;

  Integration - the process of integrating these hardware devices as well as integrating operational and application software on a network to ensure that they are compatible with the topology of the network and all legacy systems; and

  Installation - the process of physically installing technology on networks. Also, we license our software tools through our Global Integration Services division to organizations with their own installation forces.

We utilize internally developed Web-enabled implementation tools that differentiate our deployment services. These tools, together with our proprietary processes, allow us to rapidly and efficiently deliver high quality and cost effective large-scale technology deployment solutions to our clients, which we do primarily on a fixed time/fixed cost basis. The components of our implementation model are made up of a combination of people, processes and technology that include:

  The utilization of eDeploy(TM), a Web-based software tool that provides collaboration capabilities for remote planning and design, communication capabilities through fax, voice, data, or digital photographs and monitoring capabilities, ensures that best practices are employed and that mission critical milestones or timelines are escalated to supervisory levels if missed by the responsible parties. These features and others are designed to enhance the speed, accuracy and productivity of the deployment process.

  The utilization of IW2000 provides automation and mass customization in the configuration/integration of computing and internetworking devices as well as application and operational software. This automation significantly reduces labor costs through time savings as well as through reduced technical skill level requirements.

  Two staging and configuration centers at which we carry out most of our complex integration and configuration processes. By conducting these activities at our staging centers, and utilizing, where applicable, our software tools, we are able to prepare and rollout project components so that they arrive at a customer site in a "plug and play" state. In this way, customers' operations are minimally disrupted.

  A field deployment force capable of delivering all types of complex technologies due to the "plug and play" nature of our "configuration/integration" process.

We operate out of 13 offices and have a field deployment team of approximately 742 people, allowing us to conduct multiple, simultaneous large-scale deployments across the United States and Canada. Our deployment capabilities further enable technology providers to rapidly increase the "absorption" of their products in the marketplace. Our corporate headquarters is located in leased facilities aggregating 39,570 square feet at 23 Madison Road, Fairfield, New Jersey 07004. The headquarters building is comprised of our New York/New Jersey office as well as one of our two Configuration Centers. In addition to our headquarters building, we lease throughout the United States approximately 224,000 square feet of space in 13 locations for our sales and field operations and configuration centers. Also, we lease approximately 2,000 square feet of space in one location in Canada. We believe that we have sufficient space to meet our operating needs. Our telephone number is (973) 808-4000. Our Web site can be located at www.datatec.com.

Our Deployment Solutions

Technology providers need to improve the "absorption" or "time to market" of their products in order to maximize return on sales, as well as return on product development costs. In addition, end users need to maximize their return on technology investments especially when one considers the rapid obsolescence factor, which has a negative impact on returns if the time to deploy new technology is not minimized. The speed and accuracy of deployment are critical factors in improving these fundamental ratios.

The dynamics that are driving increasing demand for our software-enabled deployment offerings include the following:

  The global deployment market is highly fragmented and, to the best of our knowledge, there are no other companies that have focused their entire business model on this IT market segment. The need for a company devoted to providing alternative solutions for deployment services becomes clear when one considers that despite the speed of technology innovation over the past decade, the way in which technology is currently deployed has remained relatively constant over the same period. Therefore, it is not surprising that deployment has become a bottleneck and a major restraint to growth for technology providers.

  Due to shorter product life cycles and increased competitive pressures, hardware manufacturers and software vendors alike must find ways to rapidly bring their products to market or face losing market share. We have shown a capability of reducing the time to deploy by between 40% and 80%.

  By significantly reducing the "time to market," technology providers and users benefit from improved return on sales and return on investment, respectively.

  In order to maintain a competitive edge in the market, corporations are constantly looking to become more efficient and technology has become a major source of competitive advantage. Speed of deployment has therefore become vital to improve company performance and increase return on investment.

  Due to the utilization of software tools, error rates are significantly reduced, thereby increasing customer satisfaction and efficiency.

  Technologies are becoming increasingly complex, which makes them extremely difficult and costly to implement, especially without tools and methodologies. Given the downsizing of many IT departments and their preoccupation with core operations, companies are increasingly looking to outsource the deployment of new technologies, especially in large, complex rollouts.

Today, technology companies are launching new products at an ever faster rate. The problem is that due to the speed of change there is currently a lack of trained personnel to assimilate these new products rapidly and efficiently in the market. We believe that the use of our tools better aligns the current speed of technology introductions with the absorption of that technology in the market.

Our Software-Enabled Services Offerings

We have created the following distinct branded solutions targeted towards specific market needs:

NETWORK DEVICE DEPLOYMENT. Network Device Deployment is the software-enabled process for staging, configuring, integrating and installing new communication devices such as routers and switches. Clients can elect to outsource one or all of the above functions. They can also choose to carry out the first three processes within their own manufacturing, staging or integration facilities using our IW2000. In the past year, we believe that we have moved this offering from the proof of concept stage to an offering with strong demand and general market acceptance.

COMPUTING DEVICE DEPLOYMENT. Computing Device Deployment is the software-enabled process for staging, configuring, integrating and installing new computing devices such as servers, workstations and laptops. Clients ship products to one of our configuration centers for processing. However, before the deployment process can commence, significant pre-deployment time is spent in engineering, designing, software customization and data collection to ensure rapid and error-free deployment. We have identified Computing Device Deployment as a major opportunity for growth.

TECHNOLOGY REFRESH & MIGRATION. Technology Refresh & Migration projects apply our methodology and configuration automation tools to decrease the time and complexity of upgrading a client's existing IT infrastructure and equipment on-site. Typical Technology Refresh & Migration projects may include one or, in some cases, all of the following:

  Migration to a new desktop operating system;

  Migration to a new server operating system;

  Rollout of a new or upgraded application suite;

  Introduction of Internet services; and

  Upgrade of the network infrastructure.

SITE READINESS AND INFRASTRUCTURE. A major technology migration or upgrade within an organization often requires an overhaul of a company's physical infrastructure before the start of the migration or upgrade. We have significant experience and expertise in ensuring that a site is fully capable of accepting new technology. Infrastructure improvement could include one or all of the following:

  Data communications cabling;

  Telecommunications cabling;

  Power cabling; and

  Physical/structural pathway modification.

Strategy

Our mission is to see our processes and methodologies, which are encapsulated in our software tools, become the de facto standard for technology deployment. Our strategy is to achieve this by providing full end-to-end software-enabled deployment services and by licensing our software tools to large technology providers and certain "Fortune 2000" companies. We are engaged in the following activities in support of this strategy:

  Continuing to invest in the research and development of automated tools;

  Creating strong long-term relationships with technology providers, thereby providing a source for repeatable business;

  Engaging our sales force to support the marketing efforts of our strategic partners like Cisco, IBM and AT&T, as well as looking for new relationships with original equipment manufacturers; and

  Creating relationships with non-competitive and complementary service providers to extend our economic influence beyond the deployment sphere in the asset lifecycle.

Sales and Marketing

Our marketing efforts are focused on projects requiring more complex solutions from a technical, geographic dispersion, or time-sensitive point of view. In our experience, more complex, multi-site deployments have significantly less competitive pressures and generate higher proposal close rates and gross margins than deployments with less complexity and/or less geographic dispersion.

Given the growth of the Internet economy, we have over the past several years focused on creating relationships with original equipment manufacturers and technology providers. These market segments are in need of resources and processes to facilitate the assimilation of new technologies in their respective markets. By accelerating the absorption of technologies, we believe that we improve the return on sales for these partners and the return on new technology investment for their partners and customers.

This strategy has helped establish a new "Indirect" identity for us as we form significant relationships with global original equipment manufacturers and major integrators. These relationships have in turn provided new and additional leverage for access to and identity in our targeted market segments.

During the past twelve months, we have created alliances with non-competitive service providers in order to provide seamless solutions to end users. Any major technology deployment comprises four major phases:

  Planning;

  Design;

  Implementation; and

  Operations, or post sales support.

We focus on the implementation phase but we are creating relationships with companies that address the other three phases in order to provide greater asset lifecycle support to our clients. Collaboration in resource allocation, planning and project execution by the various partners is being enabled through eDeploy(TM), allowing end users to benefit from the expertise of "best of breed" providers without the disadvantages of having to manage the "agendas" of several and disparate IT providers.

Clients

We perform deployment services directly to a variety of enterprise clients. The major industry segments to which we sell are retail, financial services, insurance and hospitality, which typically have a large number of geographically dispersed sites and deploy complex technology. Also, we deliver our services to end users through technology providers that utilize our deployment services on a project-by-project basis. Our clients include:

Enterprise - Direct	Technology Providers - Indirect

CVS Co.	American Telephone and Telegraph (AT&T)
Lowe's Companies, Inc.	Bell South
Office Depot, Inc.	Cisco Systems, Inc.
Starbucks Corporation	IBM Global Services
State Farm Mutual Automobile Insurance Company	Qwest Communications International Inc.
The Chubb Corporation	Verizon
The Home Depot, Inc.	Vertical Networks
Toys "R" Us., Inc.
Walgreen Co.

During each of the past three fiscal years, revenue from our services to a limited number of customers has accounted for a substantial percentage of our total revenue. For the years ended April 30, 2000, 2001 and 2002, our 15 largest customers accounted for approximately 73%, 82% and 82% of our revenue, respectively. For the year ended April 30, 2000, Lowe's Companies, Inc. accounted for approximately 19% of our revenue. For the year ended April 30, 2001, IBM Global Services and Lowe's Companies, Inc. accounted for approximately 27% and 21% of our revenue, respectively. For the year ended April 30, 2002, Lowe's Companies, Inc. accounted for approximately 30% of our revenue. This concentration of customers can cause our revenue and earnings to fluctuate from quarter to quarter, based on customer requirements and the timing of service delivery.

Competition

We compete with other companies involved in the design, sale, installation, integration and servicing of computer and networking technologies, as well as companies that develop software tools to automate the technology implementation process. The IT deployment market is highly fragmented and characterized by a small number of very large organizations that carry out a significant amount of deployment services and a large number of small companies that in turn carry out small amounts of deployment. Although no one company dominates the deployment market, many of our competitors are larger and have substantially more resources than us. In addition to direct competition, we face indirect competition from end users, many of whom internally design, integrate and deploy their own technologies. We, however, know of no other company that offers as its primary business rapid IT deployment services or software tools designed to support the delivery of complex IT solutions.

Intellectual Property

We rely on a combination of trade secrets, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in our technology. The eDeploy trademark is protected for ten years from February 1, 2000 under United States Trademark laws.

We have entered into confidentiality and invention assignment agreements with our software developers, and, when obtainable, enter into non-disclosure agreements with our suppliers, distributors and others so as to limit access to and disclosure of our proprietary information. There can be no assurance that these statutory and contractual arrangements will prove sufficient to deter misappropriation of our technologies or that our competitors will not independently develop non-infringing technologies that are substantially similar to or superior to our technology. We invested $2.8 million, $1.4 million and $0.5 million in product related research and development activities during the fiscal years ended April 30, 2000, 2001 and 2002, respectively. We did not engage in any customer sponsored research and development activities during these fiscal years.

eDeploy.com, Inc.

On November 2, 2001, we acquired 100,000 shares of Series A preferred stock of eDeploy.com, Inc., our wholly owned subsidiary, held by Cisco Systems, Inc. through an exchange of 1,021,382 shares of our common stock. Dividends payable to Cisco during the period it held the 100,000 shares of Series A preferred stock of eDeploy.com, Inc. are included in accrued and other liabilities and annual dividends, recorded prior to the exchange, are reflected as minority interest in the statements of operations.

Employees

As of May 1, 2003, we had approximately 1,126 full-time employees. Of these full-time employees, approximately 742 were employed under contracts with the International Brotherhood of Electrical Workers and the International Brotherhood of Electrical Workers Local 3. The current contracts with the Union expire on December 31, 2004.

Our success depends in large part upon our ability to attract and retain qualified employees, particularly senior management, systems engineering personnel and sales personnel. The competition for such employees is intense. There can be no assurance that we will be successful in attracting or retaining any employees. Any failure by us to retain qualified senior management, systems engineering personnel, or sales personnel could materially adversely affect our business, operating results, and financial condition. We believe that our relationship with our employees is satisfactory.

Properties

Our corporate headquarters is located in leased facilities aggregating 39,570 square feet at 23 Madison Road, Fairfield, New Jersey 07004. The headquarters building is comprised of our New York/New Jersey office as well as one of our two configuration centers. In addition to our headquarters building, we lease throughout the United States approximately 224,000 square feet of space in 13 locations for our sales and field operations and configuration centers. Also, we lease approximately 2,000 square feet of space in one location in Canada. We believe that we have sufficient space to meet our operating needs.

Legal Proceedings

We, from time to time, are involved in routine litigation and various legal matters in the ordinary course of business. We do not expect that the ultimate outcome of this litigation will have a material adverse effect on our results of operations or financial position. We are not a party to legal proceedings that individually or in the aggregate are believed to be material to our business.

On September 22, 2000, Petsmart, Inc. filed a complaint against us in the Superior Court of Maricopa County, Arizona. Petsmart has alleged that it has been damaged by our failure to satisfactorily complete work contemplated by an agreement between the parties. Damages were unspecified. At a settlement meeting held on April 17, 2002, discussions were held in which Petsmart proposed a series of settlement offers under which we would pay damages ranging between $7,000,000 and $8,000,000. In a letter to us dated May 3, 2002, Petsmart proposed settlement offers under which we would pay damages ranging between $5,000,000 and $7,000,000. On March 7, 2003, Petsmart filed an Offer of Judgment offering to settle the litigation for a payment of $2,300,000. We believe that we have meritorious defenses to the claims and we intend to defend this vigorously. We have further counter-claimed against Petsmart for amounts owing to us under the contract. These amounts have been reserved as part of the allowance for uncollectible accounts. At present depositions are being conducted by both parties to the lawsuit. A trial date has been set for August 2003.

MANAGEMENT

Executive Officers and Directors

Our directors and executive officers, their ages and present positions are as follows:

Name	Age	Position
Isaac J. Gaon	54	Chairman of the Board and Chief Executive Officer
Raymond R. Koch	58	Chief Operating Officer
Mark J. Hirschhorn	38	Chief Financial Officer
David M. Milch	48	Director
William J. Adams, Jr.	54	Director
Robert H. Friedman	50	Director
Walter Grossman	59	Director
Mark L. Berenblut	47	Director
J. Oliver Maggard	48	Director

Isaac J. Gaon, Chairman of the Board since December 1997 and Director since 1992, has served as the Chief Executive Officer since October 1994. He served as Chief Financial Officer from April 1992 until October 1994. From September 1987 to December 1991, Mr. Gaon, a chartered accountant, served as President and Chief Executive Officer of Toronto-based NRG, Inc., (a subsidiary of Gestetner International) an office equipment supplier, and in several senior management roles within Gestetner Canada and Gestetner USA.

Raymond R. Koch, Chief Operating Officer, joined us in July 2001. From April 2000 to December 2000, Mr. Koch was President and Chief Operating Officer for Nua Limited, Dublin, Ireland, an Internet software development and e-learning organization. From 1989 to 2000, Mr. Koch held several senior executive positions with us and Datatec Industries as follows: Chief Operating Officer and Executive Vice President of us from 1996 to 2000; President and Chief Operating Officer of Datatec Industries from 1994 to 1996; President of Datatec Industries from 1991 to 1994; and Executive Vice President of Datatec Industries from 1989 to 1991.

Mark J. Hirschhorn, Chief Financial Officer, joined us in March 2003. From March 2001 to October 2002, Mr. Hirschhorn was Vice President and Chief Financial Officer of Radianz, Ltd.; from July 2000 to March 2001, Mr. Hirschhorn was Vice President and Chief Financial Officer of Skyauction.com, Inc.; from April 1999 to June 2000, Mr. Hirschhorn was Vice President and Chief Financial Officer of Deltathree, Inc.; and from January 1996 to April 1999, Mr. Hirschhorn was Vice President and Global Controller for RSL Communications, Ltd. Mr. Hirschhorn, a certified public accountant, began his career with Deloitte and Touche LLP in New York.

Dr. David M. Milch, Director since October 1996, has been a director and principal since 1983 of Bermil Industries Corporation, a closely held diversified company owned by the Milch family involved in the manufacture, sale, financing, and distribution of capital equipment, and in real estate development. Dr. Milch is also the sole stockholder of Davco Consultants, Inc., a corporation that he founded in 1989 for the purpose of identifying, advising, and investing in emerging growth technologies.

William J. Adams, Jr., Director since April 2000, has served as the President of WhiteSpace, Inc., a consulting firm specializing in marketing techniques for technology-based firms, since he founded such firm in February 1998. Prior to that time and since January 1994, Mr. Adams served as the President of Infosource, Inc., an information technology consulting firm that he also founded. From November 1996 to February 1998, Mr. Adams held several management positions with Perot Systems Corp., a consulting systems integrator.

Robert H. Friedman, Director since August 1994, has been a partner with Olshan Grundman Frome Rosenzweig & Wolosky LLP, a New York City law firm, since August 1992. Prior to that time and since September 1983 he was with Cahill Gordon & Reindel, also a New York City law firm. Mr. Friedman specializes in corporate and securities law matters.

Walter Grossman, Director since May 2001, is also Chairman of Brookehill Capital Partners, Ltd., a private investment firm. He began his professional work experience at the Department of Commerce in Washington, D.C. and then joined the investment firm of E.F. Hutton. In 1970, he joined Loeb, Rhoades & Co. as Vice President and subsequently the institutional research firm of Faulkner, Dawkins & Sullivan before founding Brookehill Capital Management in 1978.

Mark L. Berenblut, Director since June 2001, has also been a managing partner of Carnegie Hill Investment Partners, a venture capital investment fund, since March 2001 and the managing partner of Berenblut Consulting, a strategy, finance and economics consulting firm, since January 2001. He is qualified as a Chartered Accountant and Chartered Business Valuator. He was an equity partner with Arthur Andersen LLP from 1992 to November 2000. Mr. Berenblut is also a member of the advisory boards of a technology investment fund and a charitable endowment fund.

J. Oliver Maggard, has been a Managing Director at Harpeth Capital since October 2002, engaging in investnment banking activities in the consumer, healthcare and business service industries. Prior to that, Mr. Maggard was a partner of Regent Capital Partners, L.P., a private equity firm with a focus on middle market companies, which he co-founded in 1994. Prior to that, Mr. Maggard held various investment banking positions at Bankers Trust Company, Kidder Peabody & Company, Inc., Drexel Burnham Lambert Incorporated and E.F. Hutton & Company.

Board of Directors and Committees of the Board

Our Board of Directors currently consists of seven directors. Each director holds office until that director's term expires or until a successor is duly elected and qualifies. All of the officers identified above serve at the discretion of the Board of Directors.

Audit Committee. The Audit Committee of the Board of Directors is composed of Walter Grossman, Mark Berenblut and J. Oliver Maggard. The Audit Committee recommends our independent auditors, reviews the scope of their engagement, consults with the auditors, reviews the results of their examination, acts as liaison between the Board of Directors and the auditors and reviews various company policies, including those relating to accounting and internal controls. Membership on the Audit Committee is restricted to directors who are independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment as a committee member.

Compensation Committee. The Compensation Committee of the Board of Directors is composed of Walter Grossman and Mark Berenblut. The purpose of this committee is to review and approve the compensation of our executive officers and to administer and interpret our stock option plans.

Nominating Committee. The Nominating Committee of the Board of Directors is composed of Isaac Gaon, William Adams and David Milch. The purpose of this committee is to select and nominate directors for elections at our annual meetings of stockholders.

Director Compensation

Each director who is not employed by us is eligible to receive a fee of $1,000 per meeting attended and each member of the Audit Committee receives an annual fee of $20,000 and the Chairperson of the Audit Committee receives an annual fee of $25,000. The members of the Board are also eligible for reimbursement of their reasonable expenses incurred in connection with attendance of Board meetings. In addition, each director who is not employed by us receives a grant of options to purchase 24,000 shares of common stock on the date that such director first becomes a director and on the day which is the yearly anniversary date after he began serving on the Board.

Executive Compensation

The following table sets forth information for the fiscal years ended April 30, 2001, 2002 and 2003 with respect to annual and long-term compensation for services in all capacities of the chief executive officer and the most highly compensated executive officers at April 30, 2002 who received compensation of at least $100,000. In this prospectus, we refer to these individuals as our named executives.

SUMMARY COMPENSATION TABLE

Annual Compensation (1)	Long-Term Compensation
Name and Position	Year	Salary	Bonus	Awards	Other Compensation
Securities Underlying Options (#)

Isaac J. Gaon, Chairman of the Board and Chief Executive Officer	2003 2002 2001	$350,000 $350,000 $346,772	-- -- --	-- -- 700,000	-- -- --
Raymond R. Koch, Chief Operating Officer (2)	2003 2002	$225,000 $187,654	$56,250 $28,125	50,000 125,000	$6,000(4) --
Albert Pastino, Chief Financial Officer(3)	2003	$123,077	$25,000	60,000

(1)

The value of personal benefits for executive officers during fiscal 2002 that might be attributable to management as executive fringe benefits such as automobiles and club dues cannot be specifically or precisely determined; however, it would not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for any individual named above.

(2)	Mr. Koch joined us in July 2001.
(3)	Mr. Pastino resigned in December 2003.
(4)	Represents reimbursed automobile expenses.

Stock Option Grants

The following table sets forth certain information regarding stock option grants made to each of the named executives during fiscal 2003.

OPTION GRANTS IN LAST FISCAL YEAR

		Individual Grants			Potential Realizable Value at Assumed Rates of Annual Rates of Stock Price Appreciation for Option (1)

Name	Shares of Common Stock Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise of Base Price ($/Sh)	Expiration Date	5%	10%

Raymond Koch	50,000	10%	0.78	03/31/13	83,957	212,765
Albert Pastino	60,000	12%	0.91	05/06/12

(1)

The potential realizable portion of the foregoing table illustrates value that might be realized upon exercise of options immediately prior to the expiration of their term, assuming (for illustrative purposes only) the specified compounded rates of appreciation on our common stock over the term of the option. These numbers do not take into account provisions providing for termination of the option following termination of employment, non-transferability or difference in vesting periods.

(2)	Mr. Pastino's options have terminated.

Fiscal Year-End Option Values

The following table sets forth certain information concerning stock options exercised during fiscal 2003 and stock options that were unexercised at the end of fiscal 2003 with respect to the named executives.

Aggregated Option Exercises During The Most Recently Completed Fiscal Year
and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options Held at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($) (1)

			Exercisable	Unexercisable	Exercisable	Unexercisable
Isaac J. Gaon	--	--	1,365,488	33,333	$ 9,900	--
Raymond Koch	--	--	99,998	75,002	$61,665	$45,335

(1)

Represents the total gain that would be realized if all in-the-money options held at April 30, 2003 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and $1.36 per share, which was the closing bid price per share of our common stock on April 30, 2003. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

Employment Agreements

Isaac Gaon is employed as our Chairman of the Board and Chief Executive Officer under an employment agreement dated as of May 1, 2003, for a term ending on April 30, 2006. The agreement provides for an initial base salary of $400,000 which shall be increased annually by a percentage equal to the percentage by which the Consumer Price Index for Urban Borrowers and Clerical Workers: New York, N.Y.-Northeastern New Jersey shall have been increased over the preceding year. The agreement also provides for incentive compensation in an amount of up to 25% of the base salary based upon profits, stock market returns and Board discretion. In the event of his disability, Mr. Gaon is to receive the full amount of his base salary for six months. Upon a change of control of the company that results in Mr. Gaon's removal from the Board of Directors, a significant change in the conditions of his employment or other breach of the agreement, he is to receive liquidated damages equal to 2.99 times the "base amount," as defined in the United States Internal Revenue Code of 1986, as amended, of his compensation. Upon early termination by us without cause or by Mr. Gaon with sound reason, we are required to pay Mr. Gaon the remainder of the salary owed him for the employment period, but in no event shall such payment be less than $500,000. Additionally, Mr. Gaon will be entitled to undistributed bonus payments, as well as pro-rata unused vacation time payments. In addition, following termination by us without cause, or termination by Mr. Gaon for good reason, we are obligated to purchase all Mr. Gaon's stock options, whether exercisable or not, for a price equal to the difference between the fair market value of our common stock on the date of termination and the exercise price of such options.

Raymond Koch is employed as our Chief Operating Officer under a letter agreement dated July 5, 2001, for an unspecified term. The agreement provides for an annual base salary of $225,000. In accordance with the agreement, Mr. Koch has been granted options to purchase an aggregate of 175,000 shares of our common stock. Mr. Koch is also entitled to a bonus of up to 25% of his base salary and annual option grants to purchase up to 50,000 shares of our common stock based on our achieving certain performance goals. Upon termination by us without cause, Mr. Koch is entitled to six months severance pay and benefits.

Mark Hirschhorn is employed as Chief Financial Officer of the Company under an Employment Agreement dated as of March 3, 2003. The agreement provides for an annual base salary of $250,000. In accordance with the agreement, Mr. Hirschhorn has been granted options to purchase an aggregate of 75,000 shares of Common Stock. Mr. Hirschhorn is also entitled to a bonus of up to 25% of his base salary and an unspecified amount of option grants annually. Upon termination by the Company without cause, or by Mr. Hirschhorn for good reason, Mr. Hirschhorn is entitled to six months severance pay and benefits.

PRINCIPAL STOCKHOLDERS

The following table sets forth information concerning ownership of our common stock as of May 10, 2003 for:

  each person known by us to be the beneficial owner of more than 5% of our common stock;

  each of our directors;

  each of our named executives; and

  all of our executive officers and directors as a group.

This table is based upon information supplied by Schedules 13D and 13G, if any, filed with the SEC, and information obtained from our directors and named executives. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by him. Unless otherwise indicated, all addresses are c/o Datatec Systems, Inc., 23 Madison Road, Fairfield, New Jersey 07004.

As of May 10, 2003, 42,858,066 shares of our common stock were outstanding. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock issuable on the exercise of options and warrants that are currently exercisable or exercisable within 60 days of May 10, 2003 are deemed to be outstanding and beneficially owned by the person holding the options and warrants, as the case may be, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Amount of Shares Beneficially Owned	Percentage of Class
Isaac J. Gaon (1)	2,271,758	5.3%
Raymond Koch (2)	116,665	*
Mark J. Hirschhorn (3)	45,000	*
William J. Adams, Jr. (4)	72,000	*
David M. Milch (5)	1,007,305	2.3%
Robert H. Friedman (6)	170,946	*
Walter Grossman (7)	705,975	1.6%
Mark L. Berenblut (8)	40,000	*
J. Oliver Maggard (9)	8,000	*
All directors and officers as a group (9 persons) (10)	4,437,649	10.4%

______________

* Less than 1%

(1)	Mr. Gaon's beneficial ownership includes options exercisable within 60 days from May 10, 2003 to purchase an aggregate of 1,478,635 shares of common stock.
(2)	Mr. Koch's beneficial ownership consists of options exercisable within 60 days from May 10, 2003 to purchase an aggregate of 116,665 shares of common stock.
(3)	Mr. Hirschhorn's beneficial ownership includes options exercisable within 60 days from May 10, 2003 to purchase 25,000 shares of common stock.
(4)

Mr. Adams' beneficial ownership consists of options exercisable within 60 days from May 10, 2003 to purchase 72,000 shares of common stock. Mr. Adams' address is c/o WhiteSpace, Inc., 555 East Main Street, Chester, New Jersey 07930.

(5)

Dr. Milch's beneficial ownership includes options exercisable within 60 days from May 10, 2003 to purchase 520,000 shares of common stock. Dr. Milch's address is c/o Davco Consultants, Inc., 114 East 13th Street, New York, New York 10003.

(6)

Mr. Friedman's beneficial ownership includes options exercisable within 60 days from May 10, 2003 to purchase 144,000 shares of common stock. Mr. Friedman's address is c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022-1170.

(7)

Mr. Grossman's beneficial ownership includes (a) 125,000 shares of common stock held by Carlisle Capital LLC, of which Mr. Grossman is the sole managing member, (b) 192,975 shares of common stock owned by his spouse, (c) 40,000 shares of common stock held by trusts for the benefit of his daughters, and (d) options exercisable within 60 days from May 10, 2003 to purchase an aggregate of 48,000 shares of common stock. Mr. Grossman's address is c/o Brookehill Capital Partners, Inc., 1221 Post Road East, Westport, Connecticut 06880.

(8)

Mr. Berenblut's beneficial ownership consists of options exercisable within 60 days from May 10, 2003 to purchase 40,000 shares of common stock. Mr. Berenblut's address is 27 Shelborne Avenue, Toronto, Ontario, Canada M5N 1Y8.

(9)	Mr. Maggard's beneficial ownership consists of options exercisable within 60 days from May 10, 2003 to purchase an aggregate of 8,000 shares of common stock.
(10)	Consists of shares and options shown in the footnotes above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

William J. Adams, Jr., one of our directors, is the President of WhiteSpace, Inc., which company had been retained by us to provide consulting services. Fees paid to WhiteSpace, Inc. during the years ended April 30, 2000, 2001 and 2002 amounted to $57,000, $93,000 and $125,000, respectively, but this relationship has concluded so we anticipate that no fees will be paid in the future.

Robert H. Friedman, one of our directors, is a member of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, which law firm we retained during the last fiscal year.

SELLING STOCKHOLDERS

The following table sets forth the name of each of the selling stockholders, the number of shares beneficially owned by each of the selling stockholders as of January 29, 2003, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each of the selling stockholders after the offering is completed.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by him.

As of May 10, 2003, 42,858,066 shares of our common stock were outstanding. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock issuable on the exercise of warrants that are currently exercisable or exercisable within 60 days of May 10, 2003 and shares of common stock issuable upon the conversion of debentures that are currently convertible or convertible within 60 days of March 10, 2003 are deemed to be outstanding and beneficially owned by the person holding the warrants and debentures, as the case may be, but are not treated as outstanding for the purpose of computing the percentage ownership of any another person.

Name and Address	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Maximum Number of Shares to be Offered for Resale	Shares Beneficially Owned After Offering
			Number	Percent
Halifax Fund, L.P. (1) c/o The Palladin Group, L.P. 195 Maplewood Avenue Maplewood, NJ 07040	2,481,360(2)	4,225,546(3)	0	0

Palladin Opportunity Fund, L.L.C. (1) c/o The Palladin Group, L.P. 195 Maplewood Avenue Maplewood, NJ 07040	827,119(2)	1,408,514(3)	0	0

Portside Growth and Opportunity Fund 666 Third Avenue, 26th Floor New York, NY 10017	75,000	75,000	0	0

Lighthouse Capital Ltd. (5) 594 Broadway, Suite 302 New York, NY 10012	15,000	15,000	0	0

Cisco Systems, Inc. (6) 170 Tasman Drive San Jose, CA 95134-1706	1,021,382	1,021,382	0	0

______________

(1)

In connection with Subordinated Secured Convertible Debentures and Warrants Purchase Agreement with Halifax Fund, L.P. and Palladin Opportunity Fund, L.L.C. dated as of April 3, 2002, Halifax was issued $1,500,000 principal amount of subordinated secured convertible debentures and warrants to purchase 202,500 shares of our common stock, and Palladin was issued $500,000 principal amount of subordinated secured convertible debentures and warrants to purchase 67,500 shares of our common stock. The holder of each debenture is entitled, at its option, to convert at any time the principal amount of the debenture or any portion thereof, together with accrued but unpaid interest, into shares at a conversion price for each share equal to the lower of (a) $1.16 or (b) 100% of the average of the two lowest closing bid prices of the common stock on the principal market during the twenty consecutive trading days ending with the last trading day prior to the date of conversion. The conversion price may not be less than the floor price of $0.65, except to the extent that we do not exercise our right to redeem the debentures, as more fully described in the debentures. The conversion price is subject to reduction in the event the common stock does not meet certain listing requirements or we sell common stock in capital raising transactions below the applicable conversion price. The warrants are exercisable in full at any time prior to termination at a price of $1.416 per share. Neither Halifax nor Palladin is entitled to convert its debentures or exercise its warrants for shares of common stock in excess of that number of shares of common stock that, upon giving effect to such conversion or exercise, would cause the aggregate number of shares of common stock beneficially owned by Halifax or Palladin, as the case may be, and its affiliates to equal 9.99% of the outstanding shares of our common stock following such conversion or exercise. Therefore, both Halifax and Palladin disclaim beneficial ownership of any shares of common stock in excess of such amount.

In the event that the conversion price falls below $0.65 and the debentures have not been redeemed by us, the number of shares of common stock issuable upon full conversion of the debentures would be as follows at the common stock prices indicated:

Common Stock Price	Number of Shares Issuable Upon Conversion

$0.65	3,076,923

$0.4875	4,102,564

$0.325	6,153,846

$0.1625	12,307,692

The Palladin Group, L.P. shares with Halifax and Palladin voting and investment control of the shares being registered for Halifax and Palladin. Jeffrey Devers is the managing member of Palladin Capital Management, L.L.C., the general partner of The Palladin Group, L.P.

Halifax and Palladin have each represented to us that it did or will acquire the securities listed opposite its name in the ordinary course of business and that it does not have any agreements or understandings, directly or indirectly, with any person to distribute those securities.

In connection with the foregoing private placement with Halifax and Palladin, we were obligated to register for resale the shares underlying the debentures and warrants no later than July 2, 2002. Due to the change in our accountants from Arthur Andersen to Deloitte & Touche, we were unable to file on time our 2002 Form 10-K, rendering us ineligible to register the shares underlying the debentures and warrants on the initially filed Form S-3. As a result, the shares were not timely registered, subjecting us to a liquidated damages provision until the shares are registered. In exchange for the cancellation of our obligation to remit payment to Halifax and Palladin for this registration default to and through February 27, 2003, we have issued 502,346 shares and 167,448 shares to Halifax and Palladin, respectively, which are being re-offered as part of this prospectus.

(2) Includes (a) 502,346 shares and 167,448 shares issued to Halifax and Palladin, respectively, in exchange for the cancellation of our obligation to remit payment to Halifax and Palladin for a registration default, (b) 1,744,186 shares and 581,395 shares issuable to Halifax and Palladin, respectively, upon conversion of the debentures in full, assuming a conversion price of $0.86, (c) 202,500 shares and 67,500 shares issuable to Halifax and Palladin, respectively, upon exercise of the warrants in full and (d) 32,328 shares and 10,776 shares issuable to Halifax and Palladin, respectively, for the payment of interest on the debentures for each of the three month periods ending March 31, 2003 and June 30, 2003, respectively.

(3) Includes 2,325,581 additional shares that would be issuable to Halifax and Palladin upon conversion in full of the debentures, assuming a conversion price of $0.43.

(4) In connection with a Contract of Engagement with Cardinal Securities, L.L.C. dated as of February 14, 2002, Cardinal was issued warrants to purchase 75,000 shares of our common stock for general financial advisory services rendered relating to the consummation of the Subordinated Secured Convertible Debentures and Warrants Purchase Agreement with Halifax and Palladin. On January 24, 2003, the warrants were assigned to Portside Growth and Opportunity Fund.

(5) In connection with a Financial Consulting Agreement dated April 15, 2002, we issued a warrant to Lighthouse Capital Ltd. to purchase an aggregate of 15,000 shares of our common stock for certain consulting services. The warrants are exercisable in full at any time prior to termination at a price of $.98 per share.

(6) On April 18, 2000, Cisco Systems, Inc. purchased 100,000 shares of Series A preferred stock of eDeploy.com, Inc., our wholly owned subsidiary. On November 2, 2001, we exchanged the preferred stock held by Cisco for 1,021,382 shares of our common stock pursuant to a stock purchase agreement. We have also entered into a non-exclusive agreement with Cisco pursuant to which we have agreed to provide implementation services to customers of Cisco.

Our registration of the shares included in this prospectus does not necessarily mean that each of the selling stockholders will opt to sell any of the shares offered hereby. The shares covered by this prospectus may be sold from time to time by the selling stockholders so long as this prospectus remains in effect.

PLAN OF DISTRIBUTION

The selling stockholders, or their respective pledgees, donees, transferees or other successors in interest, may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the securities by one or more of the following methods:

    block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

    ordinary brokerage transactions and transactions in which the broker solicits purchases;

    privately negotiated transactions;

    short sales;

    through option or derivatives transactions; and

    any combination of any of these methods of sale.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities that qualify in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

To the extent required under the Securities Act, the aggregate amount of selling stockholders' securities being offered and the terms of the offering, the names of any agents, brokers, or dealers and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers.

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M. Subject to certain exceptions, Rule 102 of Regulation M restricts a selling stockholder engaged in the distribution of an issuer's securities from simultaneously buying those securities during a "restricted period." In determining whether a selling stockholder is engaged in a distribution for purposes of Regulation M, each takedown off a shelf registration is individually examined to determine whether such offering constitutes a distribution (i.e., whether it satisfies the "magnitude" of the offering and "special selling efforts and selling methods" criteria of a distribution). Accordingly, to the extent that a selling stockholder sells securities covered by the registration statement, and such sales constitute a distribution, short selling, covering shorts and failing to cover shorts after the registration statement's effective date may be constrained by the provisions of Regulation M. The foregoing may affect the marketability of the common stock offered hereby.

We have agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

DESCRIPTION OF OUR CAPITAL STOCK BEING REGISTERED

As of May 10, 2003, we were authorized to issue up to 75,000,000 shares of common stock, par value $0.001 per share. As of that date, we had 42,858,066 shares of common stock outstanding. The following is a summary of the material terms of our common stock. This summary does not purport to be complete or to contain all the information that may be important to you, and is qualified in its entirety by reference to our certificate of incorporation, as amended, and bylaws, as amended. We encourage you to read the provisions of these documents to the extent they relate to your individual investment strategy. A copy of our certificate of incorporation, as amended, is filed as an exhibit to our annual report on Form 10-K for the year ended April 30, 1998. A copy of our bylaws, as amended, is filed as an exhibit to our annual report on Form 10-K for the year ended April 30, 1996.

Common Stock

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may, from time to time, determine in its sole discretion. Holders of common stock are also entitled to one vote for each share of common stock held of record on all matters submitted to a vote of stockholders. The common stock is not entitled to preemptive rights and is not subject to redemption. Upon our liquidation, dissolution or winding up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and of any participating preferred stock outstanding at that time after payment of the liquidation preferences, if any, on all outstanding preferred stock and payment of creditors' claims. Each outstanding share of common stock is fully paid and non-assessable.

Anti-Takeover Provisions

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended, which restricts certain business combinations with interested stockholders even if such a combination would be beneficial to all stockholders. In general, Section 203 would require a two-thirds vote of stockholders for any business combination (such as a merger or sale of all or substantially all of our assets) between us and an "interested stockholder" unless such transaction is approved by a majority of the disinterested directors or meets certain other requirements. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of our voting stock. These provisions could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or may otherwise discourage a potential acquiror from attempting to obtain control of us.

Certificate of Incorporation and Bylaw Provisions

Various provisions contained in our certificate of incorporation, as amended, and our bylaws, as amended, could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests. These provisions:

  authorize our Board of Directors to establish one or more series of preferred stock, the terms of which can be determined by the Board of Directors at the time of issuance;

  prohibit cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of shares may be able to ensure the election of one or more directors;

  provide that a director may be removed from our Board of Directors only for cause;

  require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent;

  provide that special meetings of our stockholders may be called only by a majority of the Board of Directors, the Chairman of the Board of Directors, or our President;

  provide that the Board of Directors may amend bylaw provisions relating to the size of the Board and the election and tenure of directors only by a vote of at least 66-2/3% of our Board of Directors. These bylaw provisions may also be amended by a vote of holders of at least 66-2/3% of our outstanding voting shares;

  provide that certain anti-takeover provisions of our certificate of incorporation may be amended only by a vote of holders of at least 66-2/3% of our outstanding voting shares unless the proposed amendment has been approved by a vote of at least 66-2/3% of our Board of Directors. In that case, only a vote of a majority of the holders of our outstanding voting shares is required;

  allow our directors, not our stockholders, to fill vacancies on our Board of Directors;

  provide that the authorized number of directors may be changed only by resolution of the Board of Directors; and

  provide that none of our directors will be personally liable to us or any of our stockholders for monetary damages for breach of any fiduciary duty other than certain specified acts.

Stockholders' Rights Agreement

On January 30, 1998, our Board of Directors declared a dividend of one preference share right for each outstanding share of our common stock to stockholders of record as of and after March 9, 1998 under a stockholders' rights agreement (commonly known as a "poison pill"). The rights are exercisable upon the earlier of 10 days after the public announcement that a person or group of persons acting together as an acquiring person has acquired 15% or more of our common stock or 10 business days after the commencement or announcement of a tender offer that would result in beneficial ownership by an acquiring person of at least 15% of our common stock. We may redeem the rights at any time before an acquiring person's ownership of our common stock exceeds 15%. The rights will expire on February 24, 2008 unless we extend the expiration date or we redeem or exchange the rights before the expiration date.

Each right entitles the holder, upon payment of the exercise price of $40 per right, to purchase 1/100th of a share of preference stock. Each share of the preference stock will be entitled to receive a minimum preferential quarterly dividend payment of $1 per share or 100 times the dividend payable to holders of shares of our common stock. In the event of liquidation, the holders of the preference stock will be entitled to a preferential liquidation payment of $100 per share or 100 times the payment made for each share of our common stock.

Our Board of Directors has broad authority to amend the stockholders' rights agreement prior to the exercisability of the rights and to amend the agreement after the rights are exercisable if the amendments do not adversely affect the interests of rights holders. To date, the stockholders' rights agreement has been amended once. This occurred on April 3, 2002 when we amended the agreement to exclude Halifax Fund, L.P. and Palladin Opportunity Fund, L.L.C. from the definition of an acquiring person.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors, except in an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or business combination approved by the Board of Directors since we may redeem the rights prior to the acquisition of 15% or more of our common stock by a person or group.

Nasdaq SmallCap Market Listing

Our common stock has been authorized for listing on the Nasdaq SmallCap Market under the trading symbol "DATC."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price and impair our ability to raise capital in the future.

As of May 19, 2003, 43,290,768 shares of our common stock were issued and outstanding. Approximately 37,743,021 of our outstanding shares will be freely tradable without restriction or further registration under the Securities Act after giving effect to this prospectus or may be eligible for immediate sale pursuant to Rule 144 promulgated under the Securities Act. In May 2003, we filed a separate registration statement with the SEC to register an additional 5,546,247 shares of our outstanding shares of common stock.

Other shares, which are not outstanding, have been registered, or are in the process of being registered, for resale. An aggregate of 2,093,023 shares are issuable upon conversion of outstanding debentures, and 3,040,000 shares are issuable upon the exercise of outstanding warrants. All of the shares of common stock underlying these debentures and 360,000 shares of common stock underlying these outstanding warrants, are being registered for resale under this prospectus. Of the shares underlying the other outstanding warrants, 2,680,000 shares are being registered under a separate registration statement, which was filed with the SEC in May 2003.

We have granted, as of May 10, 2003, options to purchase an aggregate of 2,842,541 shares of common stock under our 2000 Stock Option Plan. All of the shares underlying these options have previously been registered and, subject to the applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market.

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

  one percent of the number of shares of common stock then outstanding, or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to manner-of-sale requirements, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner-of-sale, public information, volume limitation, or notice provisions of Rule 144.

Rule 701, as currently in effect, permits our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144, but without compliance with the specific restrictions of Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

LEGAL MATTERS

The legality of the securities offered hereby will be passed upon for us by Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York. Certain members of Olshan Grundman Frome Rosenzweig & Wolosky LLP hold shares of common stock. Robert Friedman, one of our directors and a member of this firm, also holds options to purchase additional shares of our common stock.

EXPERTS

The financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include an explanatory paragraph referring to the restatement and retroactive application of a change in accounting principle), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules because some parts have been omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and the shares being sold in this offering. Copies of the registration statement and its exhibits are on file at the offices of the SEC and on its Web site.

You may read and copy the registration statement, including the attached exhibits, and any report, statements or other information that we file at the SEC's public reference facilities located in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings will also be available to the public from commercial document retrieval services and at the SEC's Web site at www.sec.gov.

If you are a stockholder, you may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Datatec Systems, Inc.

23 Madison Road

Fairfield, New Jersey 07004

Attn: Mr. Isaac Gaon

(973) 808-4000

For further information about us and the shares being sold in this offering, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and we refer you to the copy of such document filed as an exhibit to the registration statement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page Number in this Report
Report of Independent Public Accountants	F-1
Consolidated Balance Sheets
April 30, 2001 (restated) and 2002	F-2
Consolidated Statements of Comprehensive Loss
Twelve Months Ended April 30, 2000 (restated),
2001 (restated) and 2002	F-3
Consolidated Statements of Comprehensive Loss
Twelve Months Ended April 30, 2000 (restated),
2001 (restated) and 2002	F-4
Consolidated Statements of Changes in Shareholders Equity
April 30, 2000 (restated), 2001 (restated) and 2002	F-5
Consolidated Statements of Cash Flows
Twelve Months Ended April 30, 2000 (restated),
2001 (restated) and 2002	F-6
Notes to Consolidated Financial Statements	F-7
Consolidated Balance Sheets (unaudited)
January 31, 2003	F-30
Consolidated Statements of Operations (unaudited)
Nine Months Ended January 31, 2002 (restated) and 2003	F-31
Consolidated Statements of Comprehensive Income (Loss)
Nine Months Ended January 31, 2002 (restated) and 2003	F-32
Consolidated Statements of Cash Flows (unaudited)
Nine Months Ended January 31, 2002 (restated) and 2003	F-33
Notes to Consolidated Financial Statements (unaudited)	F-34

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

Datatec Systems, Inc.

Fairfield, New Jersey

We have audited the accompanying consolidated balance sheets of Datatec Systems, Inc. (the "Company") as of April 30, 2002, and 2001, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended April 30, 2002. Our audits also include the financial statement schedule listed in the Index at Item 16(b)(1). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three yeas in the period ended April 30, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 20, the consolidated financial statements for the years ended April 30, 2001 and 2000 have been restated. As well, as discussed in Note 2, the consolidated financial statements for the years ended April 30, 2002 and 2001 have been retroactively adjusted to reflect the impact of a change in the method of accounting for progress toward completion of contracts.

Deloitte & Touche LLP

New York, New York

October 2, 2002 (January 25, 2003 as to note 2)

DATATEC SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
	April 30,

	2001	2002

	(AS RESTATED - SEE NOTE 2)

ASSETS

Current Assets
Cash and cash equivalents	$571	$49
Receivables, net	17,898	21,802
Inventory	5,273	3,176
Prepaid expenses and other current assets	702	725

Total current assets	24,444	25,752
Property and equipment, net	5,252	3,259
Goodwill, net	2,665	2,665
Other assets	5,953	4,170

Total assets	$38,314	$35,846

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Short-term borrowings	$13,912	$17,464
Current portion of long-term debt	210	42
Accounts payable	9,713	7,789
Accrued and other liabilities	7,005	3,700

Total current liabilities	30,840	28,995

Long Term Debt
Due to related parties	1,414	1,414
Other long-term debt	14	2
Subordinated secured convertible debentures, net of unamortized discount of $543	-	1,457

Total Long-Term Debt	1,428	2,873

Commitemnts and Contingencies
Minority Interest	9,675	-

Stockholders' Equity (Deficit)
Preferred Stock, $.001 par value (authorized 4,000,000 shares, none issued and outstanding as of April 30, 2001 and 2002)	-	-
Common stock, $.001 par value (authorized 75,000,000 shares; issued and outstanding 33,754,000 shares and 35,591,000 shares as of April 30, 2001 and 2002, respectively)	34	35
Additional paid-in capital	43,241	53,532
Accumulated deficit	(46,551)	(49,239)
Accumulated comprehensive loss	(353)	(350)

Total stockholders' equity (deficit)	(3,629)	3,978

Total liabilities and stockholders' equity (deficit)	$ 38,314	$ 35,846

The accompanying notes are an integral part of these consolidated statements

DATATEC SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

	For the Years Ended April 30,

	2000	2001	2002

	(AS RESTATED - SEE NOTE 2)	(AS RESTATED - SEE NOTE 2)

Revenue	$ 93,298	$ 96,150	$ 75,299
Cost of revenue	66,388	79,957	51,426

Gross margin	26,910	16,193	23,873
Selling, general and administrative expenses	27,316	33,232	24,118

Operating income (loss)	406	(17,039)	(245)
Interest expense	(1,680)	(1,715)	(2,125)

Loss before income taxes and minority interest	(2,086)	(18,754)	(2,370)
Minority interest	--	(682)	(318)

Net loss	$ (2,086)	$ (19,436)	$ (2,688)

Net Loss Per Share - Basic and Diluted	$ (0.07)	$ (0.58)	$ (0.8)

Weighted Average Common And Common Equivalent Shares - Basic And Diluted	31,541,000	33,608,000	35,162,000

DATATEC SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(IN THOUSANDS)

	For the Years Ended April 30,

	2000	2001	2002

	(AS RESTATED - SEE NOTE 2)	(AS RESTATED - SEE NOTE 2)

Net loss	$ (2,086)	$ (19,436)	$ (2,688)
Other comprehensive (income) loss - foreign currency translation adjustment	(5)	(5)	3

Comprehensive loss	$ (2,091)	$ (19,441)	$ (2,685)

Datatec Systems, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
	(IN THOUSANDS, EXCEPT PER SHARE)
	Preferred Stock		Common Stock		Additional	Additional	Accumulated	Accumulated	Total
					Paid-in Capital	Paid-in Capital	Deficit	Comprehensive	Stockholders'
	Shares	Amount	Shares	Amount	Preferred	Common		Income (Loss)	Equity (Deficit)

Balance at May 1, 1999 (as restated - see Note 20)	120	--	30,489	30	935	33,382	(24,769)	(343)	9,235
Exercise of warrants and options	--	--	2,263	2	--	7,543	--	--	7,545

Issuance of common stock under Employee Stock Purchase Plan	--	--	188	--	--	409	--	--	409
Conversion of preferred stock into common stock	(120)	--	473	1	(935)	934	--	--	--
Net loss (as restated - see Note 20)	--	--	--	--	--	--	(1,924)	--	(1,924)
Effect of exchange rate changes	--	--	--	--	--	--	--	(5)	(5)

Balance at April 30, 2000(as restated - see Note 20)	--	--	33,413	33	--	42,268	(26,693)	(348)	15,260
Exercise of warrants and options	--	--	106	--	--	325	--	--	325

Issuance of common stock under Employee Stock Purchase Plan	--	--	235	1	--	648	--	--	649
Net loss (as restated - see Note 20)	--	--	--	--	--	--	(19,858)	--	(19,858)
Effect of exchange rate changes	--	--	--	--	--	--	--	(5)	(5)

Balance at April 30, 2001 (as restated - see Note 20)	--	--	33,754	34	--	43,241	(46,551)	(353)	(3,629)

Exercise of warrants and options	--	--	405	--	--	32	--	--	32

Issuance of common stock in connection With eDeploy transaction	--	--	1,021	1	--	9,617	--	--	9,618

Issuance of warrants in connection with Debenture Financing	--	--	--	--	--	412	--	--	412

Issuance of common stock under Employee Stock Purchase Plan	--	--	411		--	230	--	--	230
Net loss	--	--	--	--	--	--	(4,387)	--	(4,387)
Effect of exchange rate changes	--	--	--	--	--	--	--	3	3

Balance at April 30, 2002	--	--	35,591	$35	--	$53,532	$(50,938)	$(350)	$2,279

The accompanying notes are an integral part of these consolidated statements.

DATATEC SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	For the Years Ended April 30,

	2000	2001	2002

	(AS RESTATED - SEE NOTE 2	(AS RESTATED - SEE NOTE 2

Cash Flows from Operating Activities
Net loss	$ (2,086)	$ (19,436)	$ (2,688)
Adjustments to reconcile net loss to net cash used in operating activities-
Depreciation and amortization	3,528	5,316	4,274

Accretion of subsidiary preferred stock	--	82	38
Changes in operating assets and liabilities --
(Increase) decrease in receivables, net	(965)	2,113	(3,094)
(Increase) decrease in inventory	(1,877)	(144)	2,097
Increase in prepaid expenses and other assets	565	468	491
Decrease in net assets from discontinued operations	447	---	---
Increase (decrease) in accounts payable and accrued other liabilities	(1,023)	1,816	(5,229)

Net cash used in operating activities	$ (1,411)	(9,785)	(4,921)

Cash Flows from Investing Activities:
Purchases of property and equipment	(2,256)	(2,406)	(195)
Investment in software development	(3,091)	(2,371)	(817)

Net cash used in investing activities	$ (5,347)	(4,777)	(1,012)

Cash Flows from Financing Activities
Net proceeds from short-term borrowings	447	4,842	3,552
Net payments of indebtedness	(1,388)	(778)	(180)
Cost incurred in connection with issuance of subordinated secured convertible debentures			(170)
Net proceeds from subordinated secured convertible debentures	--	--	2,000
Net proceeds from stock issuances	7,954	973	264
Net decrease due to conversion of preferred stock	--	--	(58)
Net increase in due to related parties	--	24	--
Net proceeds from preferred stock offering of subsidiary	9,593	--	--

Net cash provided by financing activities	16,606	5,061	5,408

Net effect of foreign currency translation adjustment	(5)	(5)	3

Net (decrease) increase in cash and cash equivalents	9,843	(9,506)	(522)

Cash and Cash Equivalents at beginning of year	234	10,077	571

Cash and Cash Equivalents at end of year	$10,077	$571	$49

The accompanying notes are an integral part of these consolidated statements

DATATEC SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

Datatec Systems, Inc. (the "Company"), and its subsidiaries are in the business of providing technology deployment services and licensing software tools to support Technology Providers and Enterprises in the delivery of complex IT solutions.

During the fiscal year ended April 30, 2000, the Company changed the name of its subsidiary CASI, Inc. to eDeploy.com Inc., ("eDeploy.com"). During the fiscal year ended April 30, 2002 the Company integrated eDeploy.com's activities into Datatec Systems, Inc. These activities include developing, marketing and managing the licensing of software tools to support Technology Providers and Enterprises in the delivery of complex IT solutions. (See Note 9).

The net loss of $19,436 million incurred during the fiscal year ended April 30, 2001 resulted in a strain on the Company's cash resources and the net loss of $2,688 million for the fiscal year ended April 30, 2002 added to this strain. Although the Company took dramatic measures to cut costs, the Company's working capital line has been close to its maximum allowable levels and the average days outstanding of its trade payables have extended beyond normal credit terms granted by vendors. The loss for the fiscal year ended April 30, 2002 was substantially less than the prior year's loss and the Company's operating plan for the fiscal year ending April 30, 2003 projects profitable results. However, the Company continues to experience tight liquidity and extended days outstanding of its trade payables. It is aggressively managing its cash as it works to return to profitability. Furthermore, IBM Credit Corp., the Company's working capital lender, has notified it that it does not intend to renew its working capital line and term loan beyond August 1, 2003 (see Note 6). As a result, the Company is actively seeking replacement financing.

Achievement of its fiscal 2003 operating plan depends on the timing of work performed by the Company on existing projects, the ability of the Company to gain and perform work on new projects, the ability of the Company to maintain positive relations with its key vendors and the ability of the Company to replace its current working capital financing line. Multiple project cancellations, delays in the timing of work performed by the Company on existing projects, the inability of the Company to gain and perform work on new projects, or the inability of the Company to replace its current working capital financing line could have an adverse impact on the Company's liquidity and on its ability to execute its operating plan.

The Company has taken action to ensure its continuation as a going concern. A summary of recent events and the Company's completed or planned actions follow:

Demand for the Company's services has increased dramatically and the backlog of contracted business as of August 31, 2002 was at a record $75.6 million.

The Company initiated and completed substantial cost saving measures during the fiscal years ended April 30, 2001 and 2002 and now has a cost structure in line with its expected revenue.

As a result of the increase in demand for the Company's services and the cost reduction measures initiated over the past two years, the Company achieved profitability during the fourth quarter of fiscal 2002 and expects to maintain profitability throughout fiscal 2003.

Management has been seeking to replace its working capital line and raise additional capital to support its growth in business. It is encouraged by the preliminary response it has received from the financial community and it expects to raise the necessary financing.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company generates revenue from: (1) providing technology deployment services, including configuring Internetworking and computing devices to meet the specific needs of its customers, integrating these devices as well as operational and application software with a customer's existing hardware and software, and physically installing the technology on the customer's network and (2) from licensing its software to third parties.

Services from deployment activities are performed primarily under long-term contracts, but may be performed under short-term workorders or time and material arrangements. The Company's typical long-term contract contains multiple elements designed to track the various services required under the arrangement with the customer. These elements are used to identify components of progress billings, but are combined for revenue recognition purposes. The Company recognizes revenue earned under long-term contracts utilizing the percentage of completion method of accounting by measuring direct labor costs incurred to total estimated labor costs. Under the percentage of completion method of accounting, revenue, costs and gross margin are recognized as work is performed based on the relationship between direct labor incurred and total estimated labor.

Contracts are reviewed at least quarterly and, if necessary, revenue, costs and gross margin are adjusted prospectively for revisions in estimated total contract value and total estimated contract costs. Estimated losses are recognized when identified.

Payment milestones differ according to the customer and the type of work performed. Generally, the Company invoices customers and payments are received throughout the deployment process and, in certain cases, in advance of work performed if a substantial amount of up front costs are required. In certain cases payments are received from customers after the completion of site installation. However, revenue and costs are only recognized on long-term contracts to the extent of the contracts' percentage of completion. Unbilled revenue, which is classified as a current asset, is recorded for the amount of revenue earned in excess of billings to customers. Deferred revenue is recorded as a current liability for the amount of billings in excess of revenue earned. Costs incurred in excess of percentage of completion are deferred and classified as a current asset, while accrued costs are classified as current liabilities.

Revenue earned under short-term workorders and time and material arrangements is recognized as the work is completed. Billings under these arrangements are typically done when the work is completed.

Revenue from software licensing arrangements is recognized in accordance with Statement of Position ("SOP") No. 97-2, as amended, "Software Revenue Recognition". Revenue from license fees is recognized when an agreement has been signed, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Revenue is deferred if the criteria are not met. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is reasonably assured, revenue is recognized when the fee is collected. Maintenance revenue, if applicable, is negotiated separately and the contract identifies the specific charges related to this service. This revenue is recognized ratably over the contract maintenance period. The Company also recognizes revenue as an Application Service Provider ("ASP"). Under this scenario, the Company does not license the software, but provides access to the software through its hosting activities. For this access, the Company bills its customers and recognizes this revenue over the period of access.

CASH AND CASH EQUIVALENTS

The Company considers cash equivalents to be all highly liquid investments purchased with an original maturity of three months or less.

INVENTORY

Inventory, which is comprised of parts and materials to be installed as part of the Company's deployment services, is stated at the lower of average cost or market. The Company has written down the inventory for the years ended April 30, 2001 and 2002 of $560,000 and $1,189,000 respectively to reflect estimated market value.

PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives or lease terms of the related assets whichever is shorter.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Company capitalizes certain computer software costs, including product enhancements, after technological feasibility has been established, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." These costs are amortized using the greater of the ratio that current gross revenue for a product bears to the total of current and anticipated future gross revenues for the product, or a maximum of three years using the straight-line method beginning when the products are available for general release to customers. Approximately $3,459,000 and $2,208,000 of net capitalized software costs are included in other Assets in the accompanying consolidated financial statements as of April 30, 2001 and 2002, respectively. (See Note 6). Amortization expense of capitalized software costs for the years ended April 30, 2000, 2001 and 2002 was $577,000, $1,544,000 and $1,722,000, respectively, and is included in project costs. Costs incurred prior to technological feasibility have been charged to general and administrative expense as incurred.

LONG-LIVED ASSETS

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets" requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The amount of impairment of goodwill would be determined as part of the long-lived asset grouping being evaluated. Impairment losses are recognized when a long-lived asset's carrying amount may not be recoverable. Impairment losses are recognized when a long-lived asset's carrying value exceeds the expected undiscounted future cash flows related to that asset. The amount of the impairment loss is the difference between the carrying value and the fair market value of the asset. The fair market value of the asset is determined based upon discounted cash flows. Due to the losses incurred for the fiscal years ended April 30, 2001 and 2002, the Company has assessed its long-lived assets for impairment. Based on estimated undiscounted future cash flows, the Company believes that there is no impairment of its long-lived assets as of April 30, 2002.

RESTRICTED CASH

At April 30, 2001, the Company has approximately $132,000 in restricted cash in the form of certificates of deposit that served as collateral for letters of credit issued as security deposits for certain property leases. These amounts are included in other assets.

INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". Certain transactions are recorded in the accounts in a period different from that in which these transactions are reported for income tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carry-forwards. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, deferred income and the current portion of long-term debt approximate fair value due to the short maturities of such instruments. The carrying value of the long-term debt obligations approximate fair value based on current rates offered to the Company for debt with similar collateral and guarantees, if any, and maturities.

FOREIGN CURRENCY TRANSLATION

The local currency of the Company's foreign subsidiary is its functional currency. Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the current exchange rate. Statement of operations accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are a component of accumulated comprehensive loss included in stockholders' equity.

STOCK BASED COMPENSATION

SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires that an entity account for employee stock-based compensation under a fair value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation arrangements using the intrinsic value based method of accounting prescribed by Accounting Principle Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". The Company continues to account for employee stock-based compensation using the intrinsic value based method and is required to make pro forma disclosures of net income (loss) and related per share amounts as if the fair value based method of accounting under SFAS 123 had been applied (see Note 14).

INTERNAL USE SOFTWARE

In accordance with SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs of computer software developed or obtained for internal use. During the years ended April 30, 2001 and 2002, exclusive of amounts reclassified to Internal Use Software from Property and Equipment, approximately $893,000 and $357,000 of costs were capitalized and are included in other assets in the accompanying consolidated balance sheets. These costs relate to the design and installation of internal use software developed for the Company's job costing and other systems and will be amortized over a period not to exceed three years. Approximately $351,000, $733,000 and $770,000 of amortization expense was incurred during the years ended April 30, 2000, 2001 and 2002, respectively and is included in general, administrative and selling expense. The Company has expensed costs incurred during the preliminary and post implementation phases in the periods in which these costs were incurred.

COMPREHENSIVE LOSS

SFAS No. 130 "Reporting Comprehensive Income", establishes standards for reporting and displaying of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. The components of other comprehensive loss consist primarily of foreign currency translation adjustments.

RECENT ACCOUNTING PRONOUNCEMENTS

On June 30, 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets," collectively "the Standards". The Standards require all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, that goodwill is no longer subject to amortization but rather be reviewed periodically for impairment and that other identifiable intangibles are to be separated and those with finite lives be amortized over their useful lives. Goodwill and intangible assets with indefinite lives must be assessed once a year for impairment, and more frequently if circumstances indicate a possible impairment. The first step of the two-step impairment assessment identifies potential impairment and compares the fair value of the applicable reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is not necessary. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. The Company was required to adopt these provisions on May 1, 2002; however, it elected to early adopt the Standards on May 1, 2001 as permitted and evaluated the carrying value of its Goodwill and other intangible assets. Based on its evaluation, the Company determined that there is no impairment to its Goodwill and other intangible assets. Subsequent impairment tests will be performed, at a minimum, in the fourth quarter of each fiscal year, in conjunction with the Company's annual planning process.

The Company has adopted SFAS No. 142 effective May 1, 2001. Under SFAS No. 142 goodwill is no longer amortized. Amortization expense of goodwill for the fiscal years ended April 30, 2000, 2001 and 2002 was $0.4 million, $0.4 million and $0 respectively. Amortization expense of internal use software and software development for the fiscal years ended April 30, 2000, 2001 and 2002 was $0.8 million, $2.4 million and $2.1 million, respectively. For fiscal years ending April 30, 2003, 2004 and 2005 and 2006, the amortization expense relating to these defined intangibles will be approximately $2.1 million, $1.0 million, $0.4 million and $0.1 million, respectively. The effect of the adoption of SFAS No. 142 as of May 1, 2001 and April 30, 2002 is summarized in the following table (in thousands):

	May 1, 2001		April 30, 2002

	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Goodwill	$ 4,370	$ (1,705)	$ 4,370	$ (1,705)
Internal Use Software	2,862	(1,160)	3,626	(2,166)
Software Development	5,832	(2,373)	6,303	(4,095)

As required by SFAS No. 142 the results for the prior year have not been restated to reflect the impact of adopting SFAS No. 142. A reconciliation of net income as if SFAS No. 142 had been adopted is presented below for the year ended April 30, 2001:

For the Fiscal Year Ended April 30, 2001

Reported net loss	$ (19,436)
Add back: Goodwill amortization	437

Adjusted net loss
$ (18,999)

Net loss per share - Basic and Diluted
Reported net loss:	$(0.59)
Adjusted net loss:	$(0.58)

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of long-lived assets, except for certain obligations of lessees. The provisions of this Statement are required to be applied starting with fiscal years beginning after June 15, 2001. Earlier application is encouraged. The Company is currently evaluating the impact of the new accounting standard and plans to adopt the new accounting standard in its financial statements for the fiscal year ending April 30, 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. This Statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact of the new accounting standard on existing long-lived assets and plans to adopt the new accounting standard in its financial statements for the fiscal year ending April 30, 2003.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of APB No. 30 This Statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This Statement will be effective for the Company for the fiscal year ending April 30, 2004. The Company does not believe that adoption of this Statement will have a material effect on the Company's results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 will supersede Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Such interpretation elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair market value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation apply to guarantees issued or modified after December 31, 2002. The Company adopted the provisions of this interpretation on January 1, 2003. The disclosure provisions of this interpretation are effective for financial statements with annual periods ending after December 15, 2002. The company applied the required disclosure provisions of this interpretation as of December 31, 2002. The adoption of the recognition and measurement provisions of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2002 the FASB issued FAS No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure. FAS 148 amends FAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The provisions of FAS 148 are effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The disclosure provisions of FAS 148 have been adopted by the company. FAS 148 did not require the Company to change to the fair value based method of accounting for stock based compensation.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Relationships." SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships after June 30, 2003. The Company does not believe that the implementation of this standard will materially impact its financial position or results of operations.

SEGMENT REPORTING

The Company operates its business as one segment, therefore segment information is not presented.

(2) CHANGE IN ACCOUNTING

At the start of fiscal 2003, the Company changed its method of estimating progress toward completion of its contracts. Under its previous method, the percentage of direct labor incurred to date to total estimated direct labor to be incurred on a project was used to determine a contract's percentage of completion, while under the new method, the percentage of total costs incurred to date to total estimated costs to be incurred on a project is used to determine a contract's percentage of completion. The change was made to reflect the impact of non-labor charges and to more accurately measure a contract's progress towards completion. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," paragraph 27, the financial statements of prior periods have been adjusted to apply the new method retroactively. The effects of the accounting change applied retroactively to the Company's restated results (see Note 20) are shown below:

The balance of accumulated deficit has been adjusted for the effect of applying retroactively the new method of accounting, as follows (in thousands):

	As of April 30,

	2000	2001	2002

Accumulated deficit, as previously reported	($26,693)	($46,551)	($50,938)
Accumulated deficit, as retroactively adjusted	($27,115)	($46,551)	($49,239)

(3) NET LOSS PER SHARE:

SFAS No. 128, "Earnings Per Share" requires the presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS is calculated by dividing income or loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common stockholders by the weighted average number of common and potentially dilutive common shares outstanding during the period.

In accordance with SFAS No. 128, the following table reconciles net loss and per share amounts used to calculate basic and diluted earnings per share:

	For the Years Ended April 30, (in thousands)

	2000	2001	2002

Numerator:
Net loss	$(2,086)	$(19,436)	$(2,688)

Denominator:
Weighted average Common Shares outstanding - Basic and Diluted	31,541	33,608	35,162

Net loss per share	$(0.07)	$(0.58)	$(0.08)

Outstanding options and warrants totaling 4,141,238, 5,335,991 and 5,163,672, for the fiscal years ended April 30, 2000, 2001 and 2002 respectively, have been excluded from the computation of diluted EPS as their inclusion would have been anti-dilutive.

(4) RECEIVABLES:

Accounts receivable are comprised of amounts due from customers in connection with services provided by the Company in its normal course of business. Amounts billed are shown separately from unbilled amounts determined under the percentage of completion method of accounting. Average days outstanding for billed accounts receivable at April 30, 2002 was 76 days, whereas the average days outstanding for the year ended April 30, 2001 was 67 days. Receivables consist of the following (in thousands):

	As of April 30,

	2001	2002

Billed accounts receivable	$15,544	$15,257
Costs and estimated earnings in excess of amounts billed under percentage of completion accounting	2,926	7,224
Allowance for doubtful accounts	(572)	(679)

Receivables, net	$17,898	$21,802

(5) PROPERTY AND EQUIPMENT:

The following is a summary of property and equipment (in thousands):

	As of April 30,

	2001	2002

Equipment	$3,543	$3,706
Computer equipment	8,064	7,724
Furniture, fixtures and leasehold improvements	5,330	5,472

	16,937	16,902
Less -- Accumulated depreciation and amortization	11,685	13,643

Property and equipment, net	$ 5,252	$ 3,259

Depreciation and amortization expense for the years ended April 30, 2000, 2001 and 2002 amounted to $2.3 million, $2.5 million and $2.2 million, respectively.

The estimated useful lives of these assets are:

Expected Useful Lives

Equipment	2 to 5 years
Computer Equipment	3 to 5 years
Furniture, Fixtures and Leasehold Improvements	5 to 14 years

(6) OTHER ASSETS:

Other assets consist of the following (in thousands):

	As of April 30,

	2001	2002

Internal use software	$2,862	$3,626
Less accumulated amortization	1,160	2,166

Net	1,702	1,460

Software development	5,832	6,303
Less accumulated amortization,	2,373	4,095

Net	3,459	2,208

Security deposits and other	792	502

Total other assets	$5,953	$4,170

Amortization expense of internal use software and software development for the years ended April 30, 2000, 2001 and 2002 amounted to $0.9 million, $2.3 million and $2.1 million, respectively.

(7) SHORT-TERM BORROWINGS:

In November 2000, the Company replaced its current lender and entered into a credit line with IBM Credit Corporation. Under the credit line, the Company has a revolving loan that provides for maximum borrowings of $16,000,000 that was increased from $14,000,000 on July 25, 2001. Availability under the revolving loan is calculated as the sum of 85% of eligible accounts receivable, as defined, and 35% and 25% of cable and non-cable eligible inventory respectively, as defined. The amounts outstanding as of April 30, 2002 and 2001 were $14.5 million and $10.9 million, respectively. The amount of additional available borrowings, as defined, was $448,000 as of April 30, 2002. The revolving loan accrues interest at the prime rate plus 4.25% and matures in November 2002, but, as described below, has been extended to no later than August 1, 2003.

The Company was not in compliance with one or more of the financial covenants of its credit facility as of the quarters ended January 31, 2001 and April 30, 2001 of fiscal 2001 and as of each quarter end of fiscal 2002. The Company and IBM Credit Corporation entered into an Acknowledgment, Waiver and Amendment to the Inventory and Working Capital Financing Agreement as of the end of each quarter. The following is a summary of the covenant violations which have been waived by IBM Credit Corporation for each quarter:

Period	Covenant	Requirement	Actual

January 31, 2001	Net Profit to Revenue	Equal to or greater than 0.0%	Net loss
April 30, 2001	Annual Revenue to Working Capital	Greater than 0 and equal to or less than 25.0 to 1.0	(25.5) to 1.0
July 31, 2001	Annual Revenue to Working Capital	Greater than 0 and equal to or less than 25.0 to 1.0	(4.5) to 1.0
	Net Profit to Revenue	Equal to or greater than 0.1%	(1.7%)
	Tangible Net Worth	Equal to or greater than $2.5 million	$ (1.1) million
October 31, 2001	Annual Revenue to Working Capital	Greater than 0 and equal to or less than 25.0 to 1.0	(22.2) to 1.0
	Net Profit to Revenue	Equal to or greater than 0.1%	(1.7%)
	Tangible Net Worth	Equal to or greater than $2.5 million	$ (3.8) million
January 31, 2002	Net Profit to Revenue	Equal to or greater than 0.1%	(9.0%)
	Net Profit to Revenue	Equal to or greater than 0.1%	(10.7%)
April 30, 2002	Debt Service Ratio	Equal to or greater than 2.0 to 1.0	(2.5) to 1.0

The Company has a $3,000,000 term loan with IBM Credit Corporation that is due in February 2003 but, as described below, has been extended to no later than August 1, 2003. The term loan accrues interest at the prime rate plus 4.25% and is payable in monthly installments of principal and interest of $300,000.

The Company has been notified that IBM Credit Corporation does not intend to renew its working capital line and term loan beyond August 1, 2003. As a result, the Company is actively seeking replacement financing.

(8) ACCRUED AND OTHER LIABILITIES:

Accrued and other liabilities consist of (in thousands):

	As of April 30,

	2001	2002

Accrued payroll and related costs	$3,290	$1,946
Taxes, interest and other	2,155	1,685
Accrued costs under percentage of completion	0	0
Deferred revenue under percentage of completion	1,560	69

Total accrued and other liabilities	$7,005	$3,700

(9) EDEPLOY.COM, INC.:

On November 2, 2001 the Company acquired 100,000 shares of Series A Preferred Stock of eDeploy.com, Inc. (the "Shares"), a wholly owned subsidiary ("eDeploy.com"), held by Cisco Systems, Inc. ("Cisco") through an exchange of 1,021,382 shares of its common stock. Dividends payable to Cisco during the period it held the 100,000 shares of Series A Preferred Stock of eDeploy.com, Inc. are included in accrued and other liabilities and annual dividends, recorded prior to the exchange, are reflected as minority interest in the statements of operations.

(10) SUBORDINATED SECURED CONVERTIBLE DEBENTURES:

On April 3, 2002 the Company raised $2.0 million of financing (less transaction costs of $0.170 million) to be used for working capital purposes by issuing an aggregate of $2.0 million principal amount of Subordinated Secured Convertible Debentures and Warrants to purchase an aggregate of 270,000 shares of the Company's common stock at $1.416 per share. The debentures mature on July 2, 2003 and bear interest at a rate of 5% per annum. The interest is due quarterly on March 31, June 30, September 30, and December 31 of each year (with the first interest payment due and payable on September 30, 2002) and is payable in cash or Common Stock at the Company's option. The Company recorded a discount of $582,000 in connection with the issuance of the Debentures. The warrants have been valued at approximately $291,000, based on the Black Scholes Pricing Model utilizing the following assumptions: expected life of 5.0 years; volatility of 119 percent; risk free borrowing rate of 4.405 percent. This amount has been recorded as a discount against the debt and will be accreted as interest expense over the remaining life of the debt. In addition, in accordance with Emerging Issues Task Force 98-5, an embedded beneficial conversion feature of approximately $291,000 has been recognized as additional paid-in-capital and will be accreted as additional interest expense over the remaining life of the debt. Through April 30, 2002, $36,800 of the above discounts has been accreted. The Debentures are secured by all assets of the Company, which security interest is junior to the security interest granted to the Company's existing senior lender.

The holder of each Debenture is entitled, at its option, to convert at any time the principal amount of the Debenture or any portion thereof, together with accrued but unpaid interest, into shares of the Company's Common Stock at a conversion price for each share of common stock equal to the lower of (a) $1.16 or (b) 100% of the average of the two lowest closing bid prices of the Common Stock on the principal market during the twenty consecutive trading days ending with the last trading day prior to the date of conversion. The conversion price may not be less than the floor price of $0.65 per share, except to the extent that the Company does not exercise its right to redeem the Debentures.

The agreement with the investors contains a requirement for the Company to have effected the registration of a sufficient number of shares of its common stock by July 2, 2002 or incur penalties equal to: (1) 2% of the product obtained by multiplying the average closing sale price for the immediately preceding 30 day period times the number of registrable securities the investor holds or may acquire pursuant to conversion of the Convertible Debenture and the exercise of Warrants on the last day of the applicable 30 day period (without giving effect to any limitation on conversion or exercise) and (2) 3% of the product for all continuing or subsequent registration defaults.

Although the Company filed the required registration statement with the Securities and Exchange Commission within the required time period, such registration statement has not yet been declared effective and as such, the Company is currently in default of its Registration Rights Agreement with the Debenture holders and is incurring the penalties described herein. As of September 1, 2002 penalties under this default amounted to approximately $125,500. Pursuant to an agreement dated September 27, 2002, the Company has agreed to issue an aggregate of 60,736 shares of Common Stock to the investors in exchange for the cancellation of approximately $48,600 of the penalties incurred through September 1, 2002.

Also, the Debentures contain a provision which reduces the conversion price by five percent (5%) if the Company's common stock into which the Debenture is converted is not listed on NASDAQ National Market or NASDAQ Smallcap Market on the conversion date and will be reduced by an additional five percent (5%) on such date if the Common Stock is also not listed on the Over-The-Counter Bulletin Board (without, in either such case, regard to the Floor Price). The conversion price is subject to further reduction in the event the Company sells common stock below the applicable conversion price.

(11) STOCKHOLDERS' EQUITY:

PREFERRED STOCK

In May 1998, the Company issued 300 shares of Series E Cumulative Convertible Preferred Stock. At the same time the Company also issued warrants to purchase 165,000 shares of the Company's common stock at $6.29 per share. During the fiscal years ended April 30, 1999 and 2000, 180 of the preferred shares were converted into 718,860 shares of common stock. The remaining 120 shares were converted into 473,124 shares of common stock in fiscal year ended April 30, 2000.

WARRANTS

The following table is a summary and status of warrants issued by the Company:

	Outstanding Warrants

	Number of Warrants	Weighted Average Exercise Price

May 1, 1999	1,587,500	$5.20
Exercises	(695,000)	$4.97
Cancellations	(202,500)	$4.99

April 30, 2000	690,000	$5.50
Cancellations	(90,000)	$6.29

April 30, 2001	600,000	$5.38
Grants	270,000	$1.416
Cancellations	(525,000)	$5.25

April 30, 2002	345,000	$2.48

			Outstanding Warrants

Range of Exercise Prices	Number of Warrants	Warrants Exercisable	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price

$1.416	270,000	270,000	4.93	$1.416
$6.29	75,000	75,000	1.00	$6.29

(12) INCOME TAXES:

The following indicates the significant elements contributing to the difference between the U.S. Federal statutory tax rate and the Company's effective tax rate for the years ending April 30,

	For The Year Ended April 30,

	2000	2001	2002

US Federal Statutory tax rate	(34.0%)	(34.0%)	(34.0%)
State and foreign income taxes	(6.0%)	(6.0%)	(6.0%)
Change in valuation allowance on deferred tax asset	40.0%	40.0%	40.0%

Effective tax rate	--	--	--

Deferred income taxes result primarily from temporary differences in the recognition of expenses for tax and financial reporting purposes. Deferred income taxes consisted of the following (in thousands):

	For the Year Ended April 30,

	2001	2002

Deferred tax asset:
Net operating loss carryforwards	$21,300	$21,343
Allowance for doubtful accounts	228	272
Inventory Reserve	224	716
Revenue recognition	1,852	525
Other	653	900

Total deferred tax asset	24,257	23,756
Deferred tax liability:
Depreciation	(438)	(307)

Net deferred tax asset	23,819	23,449
Valuation Allowance	(23,819)	(23,449)

Net deferred tax asset	$ --	$ --

During fiscal 2001 and 2002, the Company determined that it was not likely it would realize the benefits of net operating loss carryforwards, and as such, has provided a valuation allowance. As of April 30, 2002, the Company has approximately $53,000,000 of net operating loss carryforwards, of which approximately $10,000,000 is subject to separate return year limitations. These net operating loss carryforwards begin to expire in 2009.

There are no undistributed earnings in the Company's foreign subsidiaries.

(13) DUE TO RELATED PARTY:

The Company owes a former executive officer $1,414,000. The original note, which bore an annual interest rate of 12.5%, was renegotiated on April 15, 2001. Under the new terms, the maturity date was extended to April 15, 2004, principal payments are not due until maturity, the interest rate was reset at 17.5% per annum and interest payments are due monthly. The note is subordinated to the working capital line and term loan with IBM Credit Corporation, the Company's primary lender.

(14) INCENTIVE PLANS:

At April 30, 2002, the Company had several stock-based incentive plans, including an employee stock purchase plan, which are described below. The Company applies APB Opinion No. 25 for its plans. Accordingly, no compensation cost has been recognized for the stock-based incentive plans, because the exercise price equaled the fair value on the date of grant for all options granted. Had compensation cost for the Company's stock-based plans been determined at fair value at the grant dates for awards under the plans, consistent with SFAS 123, the Company's net loss and net loss per share would have been, as follows:

	2000	2001	2002

	(IN THOUSANDS, EXCEPT PER SHARE DATA)

Net loss:
As reported	$(2,492)	$(20,999)	$(6,184)
Pro Forma	$(2,086)	$(19,436)	$(2,688)

Net loss per share - Basic and Diluted:
As reported	$ (0.08)	$ (0.62)	$ (0.18)
Pro Forma	$ (0.07)	$ (0.58)	$ (0.08)

The per share weighted-average fair value of stock options granted during 2000, 2001 and 2002 was $2.63, $2.45 and $0.60 respectively, on the date of grant using the Black Scholes option-pricing model with the following assumptions: expected life for options of 5 years for all periods, expected dividend yield 0% in all periods, average risk free interest rate of 5.9% in 2000, 5.6% in 2001 and 4.4% in 2002 and average annualized volatility of 122% for 2000, 113% for 2001 and 113% for 2002.

COMMON STOCK OPTIONS

The 1990 Stock Option Plan (the "1990 Plan") provides for grants of 1,500,000 common stock options to employees, directors, and consultants to purchase common stock at a price at least equal to 100% of the fair market value of such shares on the grant date. The exercise price of any options granted to a person owning more than 10% of the combined voting power of all classes of stock of the Company ("10% shareholder"), shall be at least equal to 110% of the fair market value of the share on the grant date. The options are granted for no more than a 10-year term (5 years for 10% shareholders) and the vesting periods range from 2 to 4 years. Options granted under this plan during the years ended April 30, 2000 and 2001 were 47,750 and 15,300, respectively. There were no options granted under this plan during the year ended April 30, 2002. As of April 30, 2002, 50,731 shares remain reserved for future issuance under the 1990 Plan.

During January 1992, the Company granted options to purchase 1,386,742 shares of its common stock, at an exercise price of $.005 per share. The options may be exercised at any time prior to January 1, 2002. Options for 1,016,332 shares of common stock have been exercised as of April 30, 2002. In April 1993, the Company granted options, which expire in April 2003, to a consultant/advisor to the Company to purchase 109,755 shares of common stock at an exercise price of $.005 per share. As of April 30, 2002, all options to the consultant/advisor have been exercised.

The 1993 Consultant Stock Option Plan (the "1993 Plan") provides for grants of 30,000 shares of common stock to selected persons who provide consulting and advisory services to the Company at a price at least equal to 100% of the fair market value of such shares on the grant date, as determined by the Board of Directors. The exercise price of any options granted to a person owning more than 10% of the combined voting power of all classes of stock of the Company ("10% shareholder"), shall be at least equal to 110% of the fair market value of such shares on the grant date. The options are granted for no more than a 10-year term (5 years for 10% shareholders) and the Board of Directors determines the vesting periods. During the year ended April 30, 2000, 2001 and 2002, there were no options granted under this plan. As of April 30, 2002, 4,000 shares remain reserved for future issuance under the 1993 Plan.

The 1995 Directors Stock Option Plan (the "Directors Plan") provides for grants of 500,000 shares of Common Stock. All members of the Board of Directors who are not employees of the Company ("Eligible Directors") are eligible to receive grants of options. Each Eligible Director is granted an option to purchase 24,000 shares of Common Stock on the date the Eligible Director is elected to the Board of Directors, and will be granted another option to purchase 24,000 shares of Common Stock annually thereafter so long as he remains an Eligible Director. Generally, each option vests ratably over a three-year period provided such individual continues to serve as Director of the Company. During the year ended April 30, 2002, 96,000 options were granted under this plan. No options were granted under this plan during the years ended April 30, 2001 and 2002. As of April 30, 2002, 92,000 shares remain reserved for future issuance under the Directors Plan.

The 1996 Employee and Consultant Stock Option Plan (the "1996 Plan") provides for grants of 2,000,000 shares of common stock to employees and consultants to purchase common stock at a price equal to 100% of the fair market value of such shares on the grant date. The options are granted for no more than a 10-year term and the Board of Directors determines the vesting periods. During the year ended April 30, 2000, 336,987 options were granted under this plan. No options were granted under this plan during the years ended April 30, 2001 and 2002. As of April 30, 2002, 156,525 shares remain reserved for future issuance under the 1996 Plan.

The Senior Executive Stock Option Plan (the "Executive Plan") provides for grants of 560,000 shares of common stock to senior executive officers of the Company at exercise prices and vesting periods as determined by the Board of Directors at the time of grant. During the year ended April 30, 2002, there were no options granted under this plan. As of April 30, 2002, 200,000 shares remain reserved for future issuance under the Executive Plan.

The 1996 Stock Option Conversion Plan (the "Conversion Plan") was primarily established to replace stock options previously granted by the Company's subsidiary, Datatec Industries, Inc., with Company options on the same terms as indicated in the merger agreement. The Conversion Plan provides for grants of 470,422 shares of common stock. No options were granted under this plan during the years ended April 30, 2000, 2001 and 2002. As of April 30, 2002, 64,523 shares remain reserved for future issuance under the Conversion Plan.

The 2000 Stock Option Plan (the "2000 Plan") provides for grants of 3,000,000 shares of common stock to employees, directors, consultants and advisors at a price equal to 100% of the fair market value of such shares on the grant date. The options are granted for no more than a 10-year term and the Board of Directors determines the vesting periods. During the years ended April 30, 2000, 2001 and 2002, 24,000, 2,017,771 and 600,834 options respectively, were granted under this plan. As of April 30, 2002, 628,057 shares remain reserved for future issuance.

Summary of the status of stock option activity follows:

	Outstanding Options

	Options Available for Future Grants	Number Of Shares	Weighted Average Exercise Price

Balance as of May 1, 1999	649,158	4,772,747	$3.35
Grants	(504,737)	504,737	$2.88
Exercises	--	(1,572,877)	$2.75
Cancellations	255,001	(255,001)	$3.16
2000 Stock Option Plan	3,000,000	--	--

Balance as of April 30, 2000	3,399,422	3,449,606	$3.59
Grants	(2,033,071)	2,033,071	$3.20
Exercises	--	(106,316)	$3.07
Cancellations	415,634	(415,634)	$3.45

Balance as of April 30, 2001	1,781,985	4,960,727	$3.47
Grants	(600,834)	600,834	$0.74
Exercises	--	(405,578)	$0.08
Cancellations	337,311	(337,311)	$3.96
Expired	(2,163)	--	$0.05

Balance as of April 30, 2002	1,516,299	4,818,672	$3.38

Options exercisable at April 30, 2002		4,062,143	$3.47

		Outstanding Options

Range of Exercise Prices	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price

$.005 - $0.99	533,834	9.41	$0.71
$1.00 - $1.99	622,209	7.07	$1.41
$2.00 - $2.99	595,806	5.62	$2.63
$3.00 - $3.99	1,458,918	7.20	$3.18
$4.00 - $4.99	1,080,334	4.94	$4.03
>$4.99	527,571	4.22	$8.49

Total	4,818,672		$3.38

Range of Exercise Prices	Exercisable Options Number of Shares	Exercisable Options Weighted Average Exercise Price

$.005 - $0.99	363,250	$0.71
$1.00 - $1.99	491,041	$1.41
$2.00 - $2.99	571,473	$2.64
$3.00 - $3.99	1,129,806	$3.21
$4.00 - $4.99	1,072,334	$4.03
>$4.99	434,239	$8.54

Total	4,062,143	$3.47

EMPLOYEE STOCK PURCHASE PLAN

During fiscal 1999, the Company implemented an employee stock purchase plan (the "stock plan") whereby eligible employees, as defined, may purchase shares of the Company's common stock at a price equal to 85% of the lower of the closing market price on the first or last trading day of the stock plan's quarter. A total of 1,750,000 shares of common stock have been reserved for issuance under the plan. During the years ended April 30, 1999, 2000, 2001 and 2002, the Company issued 190,000, 188,000, 229,000 and 415,000 shares, respectively, of common stock to participants of the stock plan. As of April 30, 2002, 728,000 shares are available for issuance under the stock plan.

RETIREMENT PLAN

The Company has a 401(k) Saving Plan (the "Plan") which permits employees to contribute if they are at least 21 years of age and have been a full-time employee of the Company for six months. The Plan requires a minimum contribution of 1% of gross earnings and no more than 15% of gross earnings up to the maximum allowed under the Internal Revenue Service Code. The Company is not required to contribute to this Plan.

(15) COMMITMENTS AND CONTINGENCIES:

The Company leases offices and staging and configuration facilities throughout the United States and Canada. The minimum annual rentals for future years are as follows (in thousands):

Fiscal Year Ending April 30,	Amount

2003	$ 2,069
2004	1,662
2005	1,587
2006	1,371
2007	1,111
Thereafter	4,145

Total	$ 11,945

Rent expense was $2,207,000, $2,367,000 and $2,332,000 for the years ended April 30, 2000, 2001 and 2002, respectively.

The Company has lease commitments for its fleet of vehicles. These leases generally range from two to three years. In addition, the Company from time to time will rent vehicles as a supplement to its fleet. The expense related to these vehicles was $2,497,000, $2,634,000 and $1,711,000 for the years ended April 30, 2000, 2001 and 2002, respectively. All existing vehicle leases expire within fiscal year 2003. In the future the Company expects to enter into similar leases at a comparable cost level. Future commitments are not reflected in the amounts above but are expected to approximate the 2002 expense.

The Company has entered into employment agreements with three key employees. These agreements provide for an aggregate annual salary of $770,000, increased annually by the percentage increase in the consumer price index. The agreements are generally three years in duration and expire through April 2003.

The Company, from time to time, is involved in routine litigation and various legal matters in the ordinary course of business. The Company does not expect that the ultimate outcome of this litigation will have a material adverse effect on the results of operations or financial position.

On September 22, 2000, Petsmart, Inc. filed a complaint against the Company in the Superior Court of Maricopa County, Arizona. Petsmart has alleged that it has been damaged by the Company's failure to satisfactorily complete work contemplated by an agreement between the parties. Damages were unspecified. At a settlement meeting held on April 17, 2002, discussions were held in which Petsmart proposed a series of settlement offers ranging from $7,000,000 and $8,000,000. In a letter to the Company dated May 3, 2002 Petsmart proposed offers ranging between $5,000,000 and $7,000,000. The Company believes that it has meritorious defenses to the claims and it intends to defend this vigorously. Datatec has further counter-claimed against Petsmart for amounts owing to the company under the contract. At present, depositions are being conducted by both parties to the lawsuit.

(16) CONCENTRATIONS OF CREDIT RISK:

The Company's financial instruments subject to credit risk are primarily trade accounts receivable. Generally, the Company does not require collateral or other security to support customer receivables. At April 30, 2001 and 2002, the Company's customers were primarily within the continental United States.

For the year ended April 30, 2002, one customer accounted for approximately 30% of revenue. For the year ended April 30, 2001, two customers accounted for 27% and 21% of revenues, respectively. For the year ended April 30, 2000, one customer accounted for 19% of revenues.

(17) SHAREHOLDER RIGHTS PLAN:

On January 30, 1998, the Board of Directors adopted a shareholder rights plan (the "rights plan"). Under the rights plan, each shareholder on record as of March 9, 1998, received a dividend of one right for each outstanding share of Common Stock. The rights are attached to, and presently only trade with, the Common Stock and currently are not exercisable. Accordingly, they are not considered in the computation of earnings per share. Except as specified below, upon becoming exercisable, all rights holders will be entitled to purchase from the Company one one-hundredth of a share of Series D Preferred Stock ("Participating Preferred Stock") at a price of $40, subject to adjustment.

The rights become exercisable and will begin to trade separately from the Common Stock upon the earlier of (i) the first date of public announcement that a person or group (other than certain exempted shareholders as described in the Rights Agreement) has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days following a person's or group's commencement of, or announcement of, and intention to commence a tender or exchange offer, the consummation of which would result in beneficial ownership of 15% or more of the Common Stock. The rights will entitle holders (other than an Acquiring Person, as defined) to purchase Company Common Stock having a market value (immediately prior to such acquisition) of twice the exercise price of the right. If the Company is acquired through a merger or other business combination transaction after a person or group has become an Acquiring Person, each right will entitle the holder to purchase $80 worth of the surviving Company's Common Stock for $40, at a 50% discount. The Company may redeem the rights for $0.01 each at any time prior to the acquisition of 15% or more of the outstanding shares of Common Stock by a person or group of persons. The rights will expire on February 24, 2008.

Until the rights are exercised, the holder thereof, as such will have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends.

The holders of the Participating Preferred Stock will be entitled to receive dividends, if declared by the Board of Directors, from funds legally available. Each share of Participating Preferred Stock will be entitled to one hundred votes on all matters submitted for stockholder vote. The shares of Participating Preferred Stock are not redeemable by the Company or convertible into Common Stock or any other security of the Company.

(18) SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Non-cash transactions:

	2000	2001	2002

Exchange of minority interest for common stock	$ --	$ --	$9,618,000
Issuance of warrants in connection with subordinated secured convertible debentures	$ --	$ --	$291,000
Beneficial conversion feature in connection with subordinated secured convertible debentures	$ --	$ --	$291,000

Cash paid during the year for:

	2000	2001	2002

Interest	$ 1,489,000	$ 1,495,000	$ 1,912,000
Income taxes	$ 36,000	$ 149,000	$ 52,000

(19) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

A summary of quarterly financial information for fiscal 2001 and 2002 is as follows (in thousands, except per share data):

	As Restated (see Note 20) For Fiscal Year Ended April 30, 2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenue	$ 22,737	$ 33,908	$ 21,540	$ 16,167
Gross margin	5,781	9,633	(254)	611
Net income (loss)	(1,352)	1,672	(10,305)	(9,873)
Basic and diluted earnings per share	(0.04)	0.05	(0.31)	(0.29)

	As Retroactively Adjusted For Fiscal Year Ended April 30, 2001 (see Note 2)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenue	$ 24,046	$ 33,276	$ 20,561	$ 18,266
Gross margin	5,818	9,264	(718)	1,829
Net income (loss)	(1,315)	1,303	(10,769)	(8,655)
Basic and diluted earnings per share	(0.04)	0.04	(0.32)	(0.26)

	As Restated (see Note 20) For Fiscal Year Ended April 30, 2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenue	$ 15,902	$ 17,906	$ 14,179	$ 22,290
Gross margin	4,818	5,810	2,855	8,692
Income (loss) before minority interest	(1,944)	(613)	(2,985)	1,473
Minority interest	(170)	(148)	--	--
Net income (loss)	(2,114)	(761)	(2,985)	1,473
Basic income (loss) per share before minority interest	(0.05)	(0.02)	(0.08)	0.04
Minority interest	(0.01)	--	--	--
Basic income (loss) per share	(0.06)	(0.02)	(0.08)	0.04
Diluted income (loss) per share	--	--	--	--
Before minority interest	(0.05)	(0.02)	(0.08)	0.04

Minority interest	(0.01)	--	--	--

Diluted income (loss) per share	(0.06)	(0.02)	(0.08)	0.04

	As Retroactively Adjusted For Fiscal Year Ended April 30, 2002 (see Note 2)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenue	$ 18,063	$ 19,598	$ 16,237	$ 21,401
Gross margin	5,747	6,509	3,827	7,790
Income (loss) before minority interest	(1,015)	86	(2,013)	572
Minority interest	(170)	(148)	--	--
Net income (loss)	(1,185)	(62)	(2,013)	572
Basic income (loss) per share before minority interest	(0.03)	--	(0.06)	0.02
Minority interest	(0.01)	--	--	--
Basic income (loss) per share	(0.04)	--	(0.06)	0.02
Diluted income (loss) per share	--	--	--	--
Before minority interest	(0.03)	--	(0.06)	0.02

Minority interest	(0.01)	--	--	--

Diluted income (loss) per share	(0.04)	--	(0.06)	0.02

(20) RESTATEMENT OF FINANCIAL STATEMENTS

During fiscal 2002, the Company determined that it should have included indirect costs as a component of cost of revenue in its previously issued financial statements. Also, the Company identified certain errors in its previously issued financial statements related to total estimated contract values, total costs incurred with certain long term contracts and certain accrued and prepaid expenses. As a result, the Company has restated its previously issued financial statements for the years ended April 30, 2000 and 2001 and has recorded a prior adjustment to its accumulated deficit as of April 30, 1999. The Company previously reported a net loss of $1.633 million, or $(0.05) per share, and $21.145 million, or $(0.63) per share, for the years ended April 30, 2000 and 2001, respectively. The restatements resulted in the Company reporting net loss of $1.924 million, or $(0.06) per share, and net loss of $19.858 million, or $(0.59) per share, for the years ended April 30, 2000 and 2001, respectively. The following discussion gives effect to the restatement.

A summary of the significant effects of the restatements is set forth below.

	Fiscal Year Ended April 30, 2000		Fiscal Year Ended April 30, 2001

	As Previously Reported	As Restated	As Previously Reported	As Restated

	(Dollars in thousands, except per share amount)
Consolidated statements of operations data:
Revenue	$ 95,148	$ 93,316	$ 94,285	$ 94,352
Cost of revenue	60,381	66,244	66,476	78,581
Gross margin	34,767	27,072	27,809	15,771
Selling, general and administrative expenses	34,720	27,316	46,157	33,232
Operating income (loss)	47	(244)	(18,348)	(17,461)
Net income (loss)	(1,633)	(1,924)	(21,145)	(19,858)
Net loss per share:
Basic	(0.05)	(0.06)	(0.63)	(0.59)
Consolidated balance sheet data:
Receivables, net	23,849	21,732	22,181	20,024

Prepaid expenses and other current assets	1,301	1,936	792	1,126
Accrued and other liabilities	3,482	7,413	6,790	9,555
Accumulated deficit	(20,908)	(26,693)	(42,053)	(46,551)
Stockholders' equity	21,045	15,260	869	(3,629)

DATATEC SYSTEMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(unaudited)		January 31, 2003

ASSETS
current assets:
Cash and cash equivalents		$155
Receivables, net		30,980
Costs and estimated earnings in excess of billings		16,821
Inventory		2,814
Prepaid expenses and other current assets		1,042
Total current assets		51,812
Property and equipment, net		3,713
Goodwill, net		2,665
Other assets		3,097

TOTAL ASSETS		$61,287

LIABILITIES AND STOCKHOLDERS' EQUITY
current liabilities:
Short-term borrowings		$22,811
Current portion of long-term debt		9
Accounts payable		16,286
Accrued and other liabilities		4,619
Billings in excess of costs and estimated earnings		7,393

Subordinated secured convertible debentures, net of unamortized discount		1,806

Total current liabilities		52,924

Long-term debt:
Due to related parties		1,414
Capital lease obligation		-
Subordinated secured convertible debentures, net of unamortized discount		-
Total long-term debt		1,414

Stockholders' equity:
Common stock, $0.001 par value (authorized 75,000,000 shares; issued and outstanding 35,838,000 shares)		36
Additional paid-in capital		53,953
Accumulated deficit		(46,689)
Accumulated other comprehensive loss		(351)
Total stockholders' equity		6,949
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	$ 61,287

The accompanying notes to unaudited condensed consolidated financial statements are an integral part of these condensed consolidated financial statements.

DATATEC SYSTEMS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

(unaudited)

	For The Nine Months Ended January 31,

	2002	2003

	(AS RESTATED -SEE NOTE 9)

Revenue	$53,898	$91,550
Cost of revenue	37,815	70,257

Gross profit	16,083	21,293

Selling, general and administrative expenses	17,500	16,072

Operating income	(1,417)	5,221
Interest expense	(1,525)	(2,671)

Income (loss) before minority interest	(2,942)	2,550

Minority interest	318	-

Net income (loss)	($3,260)	$2,550

Earnings (loss) per common share -
Basic	($0.09)	$0.07

Diluted	($0.09)	$0.07

Weighted average common shares outstanding -
Basic	34,919,000	35,878,000

Diluted	34,919,000	36,101,000

The accompanying notes to unaudited condensed consolidated financial statements are an integral part of these condensed consolidated financial statements.

DATATEC SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS)

(unaudited)

	For The Nine Months Ended January 31,

	2002	2003

	(AS RESTATED - SEE NOTE 9)

Net income (loss)	($3,260)	$2,550
Other comprehensive income (loss) -
Foreign currency translation adjustment	5	(1)

Comprehensive income (loss)	($3,255)	$2,549

The accompanying notes to unaudited condensed consolidated financial statements are an integral part of these condensed consolidated financial statements.

DATATEC SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

(unaudited)

	For the Nine Months Ended January 31,

	2002	2003
	(AS RESTATED - SEE NOTE 9)

Cash Flows From Operating Activities:
Net income (loss)	$(3,260)	$2,550
Depreciation and amortization	3,581	3,176
Accretion of preferred stock discount	38	349
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	2,993	(16,402)
Increase in costs and estimated earnings in excess of billings	(1,477)	(9,597)
Decrease in inventory	491	362
Decrease in prepaid expenses and other assets	(75)	(317)
Increase (decrease) in accounts payable, accrued and other liabilities	(4,414)	16,809

Net cash used in operating activities	(2,123)	(3,070)

Cash flows from investing activities:
Purchases of property and equipment TInvestment	(259)	(1,846)
Investment in software development	(590)	(711)

Net cash used in investing activities	(849)	(2,557)

Cash flows from financing activities:
Net increase in short-term borrowings	2,527	5,347
Payments of indebtedness	(158)	(35)
Net proceeds from issuance of common stock and warrant	107	422

Net cash provided by financing activities	2,476	5,734

Net effect of foreign currency translation on cash	5	(1)

Net increase (decrease) in cash and cash equivalents	(491)	106
Cash and cash equivalents at beginning of period	571	49

Cash and cash equivalents at end of period	$80	$155

The accompanying notes to unaudited condensed consolidated financial statements are an integral part of these condensed consolidated financial statements.

DATATEC SYSTEMS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

(1) Business

Datatec Systems, Inc. and its subsidiaries (the "Company" or "Datatec") are in the business of providing rapid and accurate technology deployment services and licensing software tools to support enterprises in the delivery of complex IT solutions.

(2) Basis of Presentation

The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles applicable to interim financial information and with the instructions to Form 10-Q and Article 10 of Securities and Exchange Commission ("SEC") Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the nine months ended January 31, 2003 are not necessarily indicative of the results that may be expected for a full year. The accompanying financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Datatec's annual report on Form 10-K for the year ended April 30, 2002.

Change In Accounting

At the start of fiscal 2003, the Company has changed its method of estimating progress toward completion of its contracts. Under its previous method, the percentage of direct labor incurred to date to total estimated direct labor to be incurred on a project was used to determine a contract's percentage of completion, while under the new method, the percentage of total costs incurred to date to total estimated costs to be incurred on a project is used to determine a contract's percentage of completion. The change was made to reflect the impact of non-labor charges and to more accurately measure a contract's progress towards completion. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," paragraph 27, the financial statements of prior periods have been adjusted to apply the new method retroactively. The effects of the accounting change applied retroactively to the Company's restated results (see Note 9) are shown below:

For The Nine Months Ended January 31, 2002: (in thousands except per share data)	As Restated (See Note 9)	Effect of Change in Accounting Principle	As Retroactively Adjusted

Net Income (loss)	($5,860)	$2,600	($3,260)
Net Income (loss) per share - basic	($0.17)	$0.08	($0.09)
Net Income (loss) per share - diluted	($0.17)	$0.08	($0.09)

(3) Earnings Per Share

Basic earnings per share is calculated using the weighted average number of shares outstanding for the nine months ended January 31, 2002 and 2003. Diluted earnings per share is calculated using the weighted average number of shares outstanding plus the incremental potentially dilutive shares from assumed conversions of options, debt and preferred stock for the nine months ended January 31, 2002 and 2003. Outstanding options and warrants have been excluded for the nine months ended January 31, 2002 as their inclusion would have been anti-dilutive for these periods. Outstanding options and warrants of 4,215,383 have been excluded for the nine months ended January 31, 2003, as their inclusion would have been anti-dilutive for these periods.

In accordance with SFAS No. 128, the following table reconciles net loss and net loss per share amounts used to calculate basic and diluted loss per share:

	For The Nine Months Ended January 31,

	(in thousands except share and per share data)
	2002	2003

Numerator:	(AS RESTATED - SEE NOTE 9)
Net income (loss)	($3,260)	$2,550

Denominator:
Weighted average common shares outstanding -
Basic	35,085	35,878

Diluted	35,085	36,101

Net income (loss) per share:
Basic	($0.09)	$0.07

Diluted	($0.09)	$0.07

(4) Short-term Borrowings

The Company has established a credit facility in connection with an Inventory and Working Capital Financing Agreement with IBM Credit Corporation. Under this facility, the Company has a revolving loan that provides for maximum borrowings of $23.0 million that was increased from $16.0 million on January 15, 2003. Availability under the revolving loan is calculated as the sum of; (i) 85% of eligible accounts receivable, (ii) 35% of cable inventory, and (iii) 25% of non-cable eligible inventory.

The revolving loan accrues interest at the prime rate plus 4.25% and matures in August 2003. The amounts outstanding under the revolving loan as of April 30, 2002 and January 31, 2003 were $14.5 million and $21.6 million, respectively. As of January 31, 2003, the Company had $1.4 million available under this facility.

The Company also has a $3.0 million term loan with IBM Credit Corporation that was due in February 2003 but repayment has been extended to no later than June 30, 2003. The term loan accrues interest at the prime rate plus 4.25% and, beginning in August 2002, is payable in monthly installments of principal and interest of $300,000. The full amount of the term loan was outstanding as of April 30, 2002. The balance of the term loan outstanding as of January 31, 2003 was $1.2 million and is included in short-term borrowings in the accompanying balance sheet.

IBM Credit Corporation has notified the Company that it does not intend to renew its Working Capital Financing Agreement including the revolving loan and term loan beyond August 1, 2003. As a result, the Company is actively seeking replacement financing.

The Company was not in compliance with several of the financial covenants of its credit facility as of the quarter ended January 31, 2003. The Company and IBM Credit Corporation entered into an Acknowledgment, Waiver and Amendment to the Inventory and Working Capital Financing Agreement dated March 14, 2003 for the quarter ended January 31, 2003. At March 17, 2003, the Company had utilized the total availability under both the revolving and the term loan. IBM Credit has allowed the Company to borrow amounts in excess of $23 million. At March 17, 2003, the Company had approximately $28.4 million outstanding under both the revolving and the term loan. IBM Credit has notified the Company that no additional borrowings will be permitted under this facility.

(5) Subordinated Secured Convertible Debentures.

On April 3, 2002 the Company raised $2.0 million of financing (less out-of-pocket transaction costs of $0.170 million) to be used for working capital purposes by issuing an aggregate of $2.0 million principal amount of Subordinated Secured Convertible Debentures and Warrants to purchase an aggregate of 270,000 shares of the Company's Common Stock at $1.416 per share. The debentures mature on July 2, 2003 and bear interest at a rate of 5% per annum. The interest is due quarterly on March 31, June 30, September 30, and December 31 of each year (with the first interest payment due and payable on September 30, 2002) and is payable in cash or Common Stock at the Company's option. The Company recorded a discount of $582,000 in connection with the issuance of the Debentures. The warrants have been valued at approximately $291,000, based on the Black Scholes Pricing Model utilizing the following assumptions: expected life of 5.0 years; volatility of 119 percent, and risk free borrowing rate of 4.405 percent. This amount has been recorded as a discount against the debt and will be accreted as interest expense over the remaining life of the debt. In addition, in accordance with Emerging Issues Task Force Issue No. 98-5, an embedded beneficial conversion feature of approximately $291,000 has been recognized as additional paid-in-capital and will be accreted as additional interest expense over the remaining life of the debt. Through October 31, 2002, $272,000 of the above discounts has been accreted. The Debentures are secured by all assets of the Company, which security interest is junior to the security interest granted to the Company's existing senior lender.

The holder of each Debenture is entitled, at its option, to convert at any time the principal amount of the Debenture or any portion thereof, together with accrued but unpaid interest, into shares of the Company's Common Stock at a conversion price for each share of Common Stock equal to the lower of (a) $1.16 or (b) 100% of the average of the two lowest closing bid prices of the Common Stock on the principal market during the twenty consecutive trading days ending with the last trading day prior to the date of conversion. The conversion price may not be less than the floor price of $0.65, except to the extent that the Company does not exercise its right to redeem the Debentures.

The agreement with the investors contains a requirement for the Company to have effected the registration of a sufficient number of shares of its Common Stock by July 2, 2002 or incur penalties equal to: (1) 2% of the product obtained by multiplying the average closing sale price for the immediately preceding 30-day period times the number of registrable securities the investor holds or may acquire pursuant to conversion of the Convertible Debenture and the exercise of Warrants on the last day of the applicable 30-day period (without giving effect to any limitation on conversion or exercise) and (2) 3% of the product for all continuing or subsequent registration defaults.

Although the Company filed the required registration statement with the Securities and Exchange Commission within the required time period, such registration statement has not yet been declared effective and as such, the Company is currently in default of its Registration Rights Agreement with the Debenture holders and is incurring the penalties described herein. Pursuant to an agreement dated September 27, 2002, the Company issued an aggregate of 60,736 shares of Common Stock to the investors in exchange for the cancellation of penalties incurred through August 1, 2002. As of October 31, 2002, penalties under this default amounted to approximately $282,000.

Also, the Debentures contain a provision which reduces the conversion price by five percent (5%) if the Company's Common Stock into which the Debenture is converted is not listed on NASDAQ National Market or NASDAQ Smallcap Market on the conversion date and will be reduced by an additional five percent (5%) on such date if the Common Stock is also not listed on the Over-The-Counter Bulletin Board (without, in either such case, regard to the Floor Price). The conversion price is subject to further reduction in the event the Company sells Common Stock below the applicable conversion price.

(6) Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets" (collectively "the Standards"). The Standards require all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, that goodwill no longer be subject to amortization but rather be reviewed periodically for impairment and that other identifiable intangibles be separated and those with finite lives be amortized over their useful lives. Goodwill and intangible assets with indefinite lives must be assessed once a year for impairment and more frequently if circumstances indicate a possible impairment. The first step of the two-step impairment assessment identifies potential impairment and compares the fair value of the applicable reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is not necessary. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test must be performed to measure the amount of impairment loss, if any. The Company was required to adopt these provisions on May 1, 2002; however, it elected to early adopt the Standards on May 1, 2001 as permitted and evaluated the carrying value of its goodwill and other intangible assets. Based on its evaluation, the Company determined that there is no impairment to its goodwill and other intangible assets. Subsequent impairment tests will be performed, at a minimum, in the fourth quarter of each fiscal year, in conjunction with the Company's annual planning process.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of long-lived assets except for certain obligations of lessees. The provisions of this Statement are required to be applied starting with fiscal years beginning after June 15, 2001. The Company adopted the new accounting standard on existing long-lived assets during the quarter ended July 31, 2002. There was no impact on the Company's financial position or results of operations for the quarter as a result of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This Statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company adopted the new accounting standard on existing long-lived assets during the quarter ended July 31, 2002. There was no impact on the Company's financial position or results of operations for the quarter as a result of adopting this standard.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of APB Opinion No. 30. This Statement also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various other technical corrections to existing pronouncements. This Statement will be effective for the Company for the fiscal year ending April 30, 2004. The Company does not believe that adoption of this Statement will have a material effect on the Company's results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 will supercede Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe that adoption of this Statement will have a material effect on the Company's results of operations or financial position.

In December 2002 the FASB issued FAS No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure. FAS 148 amends FAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The provisions of FAS 148 are effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The disclosure provisions of FAS 148 have been adopted by the company. FAS 148 did not require the Company to change to the fair value based method of accounting for stock based compensation.

(7) Supplemental Disclosure of Cash Flows

Cash paid relating to interest during the nine months ended January31 (in thousands):

	Nine Months Ended January 31,

	2002	2003

Interest paid	$1,444	$ 1,954

(8) Legal proceedings

On September 22, 2000, Petsmart, Inc. filed a complaint against the Company in the Superior Court of Maricopa County, Arizona. Petsmart has alleged that it has been damaged by the Company's failure to satisfactorily complete work contemplated by an agreement between the parties. Damages were unspecified. At a settlement meeting held on April 17, 2002, discussions were held in which Petsmart proposed a series of settlement offers under which the Company would pay damages ranging between $7,000,000 and $8,000,000. In a letter to the Company dated May 3, 2002, Petsmart proposed settlement offers under which the Company would pay damages ranging between $5,000,000 and $7,000,000. On March 7, 2003, Petsmart filed an Offer of Judgment offering to settle the litigation for a payment of $2,300,000. The Company believes that it has meritorious defenses to Petsmart's claims and it intends to defend itself vigorously. The Company has further counter-claimed against Petsmart for amounts owed to the Company. At present, depositions are being conducted by both parties to the lawsuit. A trial date has been set for August 2003.

(9) Restatement Of Financial Statements

During fiscal 2002, the Company determined that it should have included indirect costs as a component of cost of revenue in its previously issued financial statements. Also, the Company identified certain errors in its previously issued financial statements related to total estimated contract values, total costs incurred with certain long term contracts and certain accrued and prepaid expenses. As a result, the Company has restated its previously issued financial statements for the nine months ended January 31, 2002.

For The Nine Months Ended January 31, 2002: (in thousands except per share data)	As Previously Reported	Restatement Adjustment	As Restated

Gross Profit	$18,591	($5,108)	$13,483
Operating Loss	($2,182)	($1,835)	($4,017)
Net Loss	($4,025)	($1,835)	($5,860)
Net Loss Per Share - Basic	($0.11)	($0.06)	($0.17)
Net Loss Per Share - Diluted	($0.11)	($0.06)	($0.17)

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

TABLE OF CONTENTS

Prospectus Summary 3

Risk Factors *

Forward-Looking Statements *

Use of Proceeds *

Dividend Policy *

Price Range of Common Stock *

Selected Consolidated Financial Data *

Management's Discussion and Analysis of Financial Condition
and Results of Operations 18

Business *

Management *

Principal Stockholders *

Certain Relationships and Related Transactions *

Selling Stockholders *

Plan of Distribution *

Description of Our Capital Stock Being Registered *

Shares Eligible for Future Sale *

Legal Matters *

Experts *

Where You Can Find More Information *

Index to Financial Statements 68

DATATEC SYSTEMS, INC. ____________ Shares of Common Stock _____________ PROSPECTUS _____________ May 29, 2003